Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-267098

Prospectus Supplement No. #1

(To Prospectus Dated May 12, 2023)

Up to 87,504,863 Shares of Class A Common Stock

Up to 11,000,000 Shares of Class A Common Stock Issuable Upon the Exercise of Warrants

Up to 7,000,000 Warrants

FISCALNOTE HOLDINGS, INC.

This prospectus supplement supplements the prospectus dated May 12, 2023 (as supplemented to date, the “Prospectus”), which forms part of our Registration Statement on Form S-1 (No. 333-267098). This prospectus supplement is being filed to update the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q for the period ended March 31, 2023, filed with the Securities and Exchange Commission on May 15,2023 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This prospectus relates to the issuance by us of up to an aggregate of 11,000,000 shares of our Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), issuable upon the exercise of 7,000,000 private placement warrants (the “Private Warrant Shares”) originally issued in a private placement in connection with the initial public offering of Duddell Street Acquisition Corp. (“DSAC”) at a price of $1.00 per warrant, which are exercisable at an effective price per share of $7.32 (the “Private Warrants”).

This prospectus also relates to the offer and sale from time to time by (a) the selling stockholders named in this prospectus (including their permitted transferees, donees, pledgees and other successors-in-interest) (collectively, the “Selling Stockholders”) of up to an aggregate of 87,504,863 shares of Class A Common Stock, consisting of (i) up to 5,837,446 shares of Class A Common Stock underlying awards held by affiliates of FiscalNote Holdings, Inc. (“FiscalNote” or the “Company”), consisting of (x) 5,107,690 shares issuable upon the exercise of options with a weighted-average exercise price of $2.78 per share and (y) 729,756 restricted stock units, (ii) up to 8,290,921 shares of Class A Common Stock issuable upon conversion or transfer of shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), held by affiliates of FiscalNote, which were originally issued to holders of Legacy FiscalNote (as defined below) common stock and automatically converted into the right to receive a number of shares of FiscalNote common stock in connection with the Business Combination (as defined below), (iii) up to 23,862,981 shares of Class A Common Stock held by affiliates of FiscalNote, which were originally issued to holders of Legacy FiscalNote common and preferred stock and automatically converted into the right to receive a number of shares of New FiscalNote Class A Common Stock in connection with the Business Combination, (iv) up to 11,000,000 Private Warrant Shares, (v) up to 3,142,857 shares of Class A Common Stock (the “Public Warrant Shares” and, together with the Private Warrant Shares, the “Warrant Shares”) issuable upon the exercise of 2,000,000 public warrants (the “Sponsor Public Warrants” and, together with the Private Warrants, the “Sponsor Warrants”), among the 8,750,000 public warrants originally issued in the initial public offering of DSAC at a price per unit of $10.00 with each unit consisting of one DSAC share and one-half of a Public Warrant, which are exercisable at an effective price per share of $7.32 (the “Public Warrants” and, together with the Private Warrants, the “Warrants”), (vi) up to 28,963,731 shares of Class A Common Stock held by Duddell Street Holdings Limited (the “Sponsor”) and its affiliates consisting of (A) up to 11,408,314 shares of Class A Common Stock issued to certain affiliates of the Sponsor pursuant to the Backstop Agreement (as defined below), originally issued at a price of $10.00 per share, (B) up to 8,804,752 Bonus Shares (as defined below) of Class A Common Stock issued to affiliates of the Sponsor for agreeing not to redeem DSAC’s Class A ordinary shares in connection with the Business Combination and pursuant to the Backstop Agreement, (C) up to 4,375,000 shares of Class A Common Stock originally issued to the Sponsor for an aggregate purchase price of approximately $0.005 per share (the “Founder Shares”), (D) up to 4,000,000 shares of Class A Common Stock originally issued in the initial public offering of DSAC at a price per unit of $10.00 with each unit consisting of one DSAC share and one-half of a Public Warrant, and (E) up to 375,665 shares of Class A Common Stock issued to affiliates of the Sponsor in connection with the conversion of a convertible note in the aggregate principal amount of $3,000,000, resulting in a price of approximately $7.99 per share, and (vii) up to 6,406,927 earn-out shares of Class A Common Stock, including shares of Class A Common Stock reserved for issuance of earn-out restricted stock units (the “Earnout Shares”), which are issuable upon the occurrence of certain triggering events based upon the trading price of our Class A Common Stock (each, a “Triggering Event”) on or before the fifth anniversary of the closing of the Business Combination (as defined below) (collectively, the “Shares”) and (b) the selling warrant holders named in this prospectus (including their permitted transferees, donees, pledgees and other successors-in-interest) (collectively, the “Selling Warrant Holders” and, together with the Selling Stockholders, the “Selling Securityholders”) of up to 7,000,000 Private Warrants.

Our Common Stock and Public Warrants are listed on the New York Stock Exchange under the symbols “NOTE” and “NOTE.WS”, respectively. On May 12, 2023, the closing price of our Common Stock was $1.73 and the closing price for our Public Warrants was $0.1459.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 9 of the Prospectus filed with SEC on May 12, 2023.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any prospectus supplements to the Prospectus. We have not authorized anyone to provide you with different information.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 15, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2023

FISCALNOTE HOLDINGS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-396972	88-3772307
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
1201 Pennsylvania Avenue NW, 6th Floor, Washington, D.C. 20004
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (202) 793-5300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	NOTE	NYSE
Warrants to purchase one share of Class A common stock, each at an exercise price of $11.50 per share	NOTE.WS	NYSE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of May 1, 2023, the registrant had 125,653,540 shares of Class A common stock, $0.0001 par value per share, outstanding, and 8,290,921 shares of Class B common Stock, $0.0001 par value per share, outstanding.

Forward-Looking Statements

This Quarterly Report on Form 10-Q includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They may appear in a number of places throughout this Quarterly Report on Form 10-Q, including Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Part II, Item 1A, “Risk Factors,” and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our future results of operations, financial condition and liquidity; our prospects, growth, strategies and the markets in which FiscalNote operates. Such forward-looking statements are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting FiscalNote. Factors that may impact such forward-looking statements include:

•
FiscalNote's ability to effectively manage its growth;
•
changes in FiscalNote's strategy, future operations, financial position, estimated revenue and losses, forecasts, projected costs, prospects and plans;
•
FiscalNote's future capital requirements;
•
demand for FiscalNote's services and the drivers of that demand;
•
FiscalNote's ability to provide highly useful, reliable, secure and innovative products and services to its customers;
•
FiscalNote's ability to attract new customers, retain existing customers, expand its products and service offerings with existing customers, expand into geographic markets or identify areas of higher growth;
•
FiscalNote's ability to successfully identify acquisition opportunities, make acquisitions on terms that are commercially satisfactory, successfully integrate acquired businesses and services, and subsequently grow;
•
risks associated with international operations, including compliance complexity and costs, increased exposure to fluctuations in currency exchange rates, political, social and economic instability, and supply chain disruptions;
•
FiscalNote's ability to develop, enhance, and integrate its existing platforms, products, and services;
•
FiscalNote's estimated total addressable market and other industry and performance projections;
•
FiscalNote's reliance on third-party systems and data, its ability to integrate such systems and data with its solutions and its potential inability to continue to support integration;
•
potential technical disruptions, cyberattacks, security, privacy or data breaches or other technical or security incidents that affect FiscalNote's networks or systems or those of its service providers;
•
FiscalNote's ability to obtain and maintain accurate, comprehensive, or reliable data to support its products and services;
•
FiscalNote's ability to maintain and improve its methods and technologies, and anticipate new methods or technologies, for data collection, organization, and analysis to support its products and services;
•
competition and competitive pressures in the markets in which FiscalNote operates; including larger well-funded companies shifting their existing business models to become more competitive with FiscalNote;
•
FiscalNote's ability to protect and maintain its brands;
•
FiscalNote's ability to comply with laws and regulations in connection with selling products and services to U.S. and foreign governments and other highly regulated industries;
•
FiscalNote's ability to retain or recruit key personnel;
•
FiscalNote's ability to effectively maintain and grow its research and development team and conduct research and development;
•
FiscalNote's ability to adapt its products and services for changes in laws and regulations or public perception, or changes in the enforcement of such laws, relating to artificial intelligence, machine learning, data privacy and government contracts;
•
adverse general economic and market conditions reducing spending on our products and services;
•
the outcome of any known and unknown litigation and regulatory proceedings;
•
FiscalNote's ability to successfully establish and maintain public company-quality internal control over financial reporting; and
•
the ability to adequately protect FiscalNote's intellectual property rights.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of this Quarterly Report on Form 10-Q and the other documents filed by us from time to time with the U.S. Securities and Exchange Commission ("SEC"). The forward-looking statements contained in this Quarterly Report on Form 10-Q are based on current expectations and beliefs concerning future developments and their potential effects on us and our business. There can be no assurance that future developments affecting us will be those that we have anticipated. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART I—FINANCIAL INFORMATION

Item 1. Financial Statements.

FISCALNOTE HOLDINGS, INC.

Condensed Consolidated Balance Sheets

(in thousands, except shares, and par value)

(Unaudited)

	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$46,665	$60,388
Restricted cash	839	835
Accounts receivable, net	17,280	14,909
Costs capitalized to obtain revenue contracts, net	2,917	2,794
Prepaid expenses	5,233	4,315
Other current assets	3,137	2,764
Total current assets	76,071	86,005

Property and equipment, net	7,008	7,325
Capitalized software costs, net	14,603	13,946
Noncurrent costs capitalized to obtain revenue contracts, net	4,139	3,976
Operating lease assets	19,129	21,005
Goodwill	208,056	194,362
Customer relationships, net	61,750	56,348
Database, net	20,455	21,020
Other intangible assets, net	29,358	28,728
Other non-current assets	430	442
Total assets	$440,999	$433,157

Liabilities and Stockholders' Equity
Current liabilities:
Current maturities of long-term debt	$68	$68
Accounts payable and accrued expenses	13,787	13,739
Deferred revenue, current portion	48,444	35,569
Customer deposits	1,823	3,252
Contingent liabilities from acquisitions, current portion	1,080	696
Operating lease liabilities, current portion	3,376	6,709
Other current liabilities	2,072	2,079
Total current liabilities	70,650	62,112

Long-term debt, net of current maturities	176,678	161,980
Deferred tax liabilities	2,957	714
Deferred revenue, net of current portion	1,406	918
Contingent liabilities from acquisitions, net of current portion	1,710	883
Operating lease liabilities, net of current portion	28,347	29,110
Warrant liabilities	4,915	18,892
Other non-current liabilities	13,902	13,858
Total liabilities	300,565	288,467
Commitment and contingencies (Note 17)
Stockholders' equity:
Class A Common stock ($0.0001 par value, 1,700,000,000 authorized, 125,576,069 and 123,125,595 issued and outstanding at March 31, 2023 and December 31, 2022, respectively)	12	12
Class B Common stock ($0.0001 par value, 9,000,000 authorized, and 8,290,921 issued and outstanding at March 31, 2023 and December 31, 2022)	1	1
Additional paid-in capital	861,793	846,205
Accumulated other comprehensive loss	(1,144)	(785)
Accumulated deficit	(720,228)	(700,743)
Total stockholders' equity	140,434	144,690
Total liabilities and stockholders' equity	$440,999	$433,157

See accompanying notes to unaudited condensed consolidated financial statements.

FISCALNOTE HOLDINGS, INC.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(in thousands, except shares and per share data)

(Unaudited)

	Three Months Ended March 31,
	2023	2022
Revenues:
Subscription	$28,467	$22,779
Advisory, advertising, and other	3,062	3,292
Total revenues	31,529	26,071
Operating expenses: (1)
Cost of revenues	8,937	7,170
Research and development	5,120	6,018
Sales and marketing	12,298	9,497
Editorial	4,265	3,676
General and administrative	18,221	10,557
Amortization of intangible assets	2,814	2,608
Impairment of goodwill	5,837	-
Transaction costs (gains), net	1,408	(1,045)
Total operating expenses	58,900	38,481
Operating loss	(27,371)	(12,410)

Interest expense, net	6,681	22,523
Change in fair value of financial instruments	(14,680)	1,338
Gain on PPP loan upon extinguishment	-	(7,667)
Other (income) expense, net	(129)	121
Net loss before income taxes	(19,243)	(28,725)
Provision (benefit) from income taxes	30	(374)
Net loss	(19,273)	(28,351)
Other comprehensive (loss) gain	(359)	85
Total comprehensive loss	$(19,632)	$(28,266)

Net loss	$(19,273)	$(28,351)
Deemed contribution	-	8,395
Net loss used to compute loss per share	$(19,273)	$(19,956)

Earnings per share attributable to common shareholders:
Basic and Diluted	$(0.14)	$(1.06)
Weighted average shares used in computing earnings per shares attributable to common shareholders:
Basic and Diluted	133,082,639	18,757,067

(1) Amounts include stock-based compensation expenses, as follows:

	Three Months Ended March 31,
	2023	2022
Cost of revenues	$58	$10
Research and development	390	54
Sales and marketing	360	47
Editorial	66	23
General and administrative	5,632	126

See accompanying notes to unaudited condensed consolidated financial statements.

FISCALNOTE HOLDINGS, INC.

Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

(in thousands, except share data)

(Unaudited)

	Temporary Equity		Equity (Deficit)
	Preferred Stock		Common Stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders' equity (deficit)
	Shares	Amount	Shares	Amount
Balance at December 31, 2021	41,746,262	$449,211	15,456,165	$-	$-	$(631)	$(481,414)	$(482,045)
Retroactive conversion of shares due to Business Combination	7,806,546		2,890,301	-	-	-	-	-
Balance at December 31, 2021, as converted	49,552,808	$449,211	18,346,466	$-	$-	$(631)	$(481,414)	$(482,045)
Accretion of preferred stock to redemption value	-	(8,390)	-	-	-	-	8,395	8,395
Exercise of stock options	-	-	54,765	-	-	-	215	215
Stock-based compensation expense	-	-	-	-	-	-	260	260
Net loss	-	-	-	-	-	-	(28,351)	(28,351)
Foreign currency translation gain	-	-	-	-	-	85	-	85
Balance at March 31, 2022	49,552,808	$440,821	18,401,231	$-	$-	$(546)	$(500,895)	$(501,441)

Balance at December 31, 2022	-	-	131,416,516	13	846,205	(785)	(700,743)	144,690
Adoption of new accounting standard	-	-	-	-	-	-	(212)	(212)
Issuance of Class A common stock in connection with business acquisitions	-	-	1,885,149	-	9,539	-	-	9,539
Issuance of Class A common Stock upon vesting of restricted share units	-	-	287,157	-	-	-	-	-
Issuance of Class A common stock upon exercise of stock options	-	-	194,775	-	264	-	-	264
Issuance of Class A common stock upon settlement of contingent consideration	-	-	83,393	-	196	-	-	196
Stock-based compensation expense	-	-	-	-	6,506	-	-	6,506
Withholding taxes on net share settlement of stock-based compensation and option exercises	-	-	-	-	(917)	-	-	(917)
Net loss	-	-	-	-	-	-	(19,273)	(19,273)
Foreign currency translation loss	-	-	-	-	-	(359)	-	(359)
Balance at March 31, 2023	-	$-	133,866,990	$13	$861,793	$(1,144)	$(720,228)	$140,434

See accompanying notes to unaudited condensed consolidated financial statements.

FISCALNOTE HOLDINGS, INC.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Three Months Ended March 31,
	2023	2022
Operating Activities:
Net loss	$(19,273)	$(28,351)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	336	286
Amortization of intangible assets and capitalized software development costs	5,411	4,431
Amortization of deferred costs to obtain revenue contracts	832	554
Impairment of goodwill	5,837	-
Non-cash operating lease expense	1,832	1,596
Stock-based compensation	6,506	260
Operating lease asset impairment	-	378
Other non-cash expenses	190	46
Bad debt expense (recovery)	156	(35)
Change in fair value of acquisition contingent consideration	(156)	(1,366)
Change in fair value of financial instruments	(14,680)	1,338
Deferred income tax benefit	(218)	(386)
Paid-in-kind interest, net	970	13,430
Non-cash interest expense	1,074	7,394
Gain on PPP Loan forgiveness	-	(7,667)
Changes in operating assets and liabilities:
Accounts receivable, net	(696)	(3,627)
Prepaid expenses and other current assets	619	(3,449)
Costs capitalized to obtain revenue contracts, net	(1,126)	(1,142)
Other non-current assets	27	-
Accounts payable and accrued expenses	(3,225)	(1,662)
Deferred revenue	10,002	11,472
Customer deposits	(1,923)	(1,846)
Other current liabilities	(1,222)	(336)
Contingent liabilities from acquisitions, net of current portion	(39)	-
Operating lease liabilities	(4,052)	(1,984)
Other non-current liabilities	(8)	463
Net cash used in operating activities	(12,826)	(10,203)

Investing Activities:
Capital expenditures	(1,869)	(2,128)
Cash paid for business acquisitions, net of cash acquired	(5,010)	-
Net cash used in investing activities	(6,879)	(2,128)

Financing Activities:
Proceeds from long-term debt, net of issuance costs	6,000	19,478
Principal payments of long-term debt	(27)	-
Proceeds from exercise of stock options	264	215
Net cash provided by financing activities	6,237	19,693

Effects of exchange rates on cash	(251)	153

Net change in cash, cash equivalents, and restricted cash	(13,719)	7,515
Cash, cash equivalents, and restricted cash, beginning of period	61,223	33,009
Cash, cash equivalents, and restricted cash, end of period	$47,504	$40,524

Supplemental Noncash Investing and Financing Activities:
Accretion of redemption value of preferred stock	$-	$(8,390)
Warrants issued in conjunction with long-term debt issuance	$178	$436
Fees payable to debt holders settled through increase of debt principal	$-	$100
PIK interest settled through issuance of additional convertible notes to noteholders	$-	$4,134
Property and equipment purchases included in accounts payable	$121	$41

Supplemental Cash Flow Activities:
Cash paid for interest	$4,740	$1,341
Cash paid for taxes	$112	$57

See accompanying notes to unaudited condensed consolidated financial statements.

FISCALNOTE HOLDINGS, INC.

Notes to the Condensed Consolidated Financial Statements

(in thousands, except shares, par value, per share amounts, or as otherwise noted)

(Unaudited)

1. Summary of Business and Significant Accounting Policies

Description of Business

FiscalNote Holdings, Inc. (“FiscalNote,” or the “Company”) is a leading technology provider of global policy and market intelligence. It delivers critical, actionable legal and policy insights in a rapidly evolving political, regulatory and macroeconomic environment. By combining artificial intelligence (AI) technology, other technologies with analytics, workflow tools, and expert peer insights, FiscalNote empowers customers to manage policy, address regulatory developments, and mitigate global risk. FiscalNote ingests unstructured legislative and regulatory data, and employs AI and data science to deliver structured, relevant and actionable information in order to facilitate key operational and strategic decisions by global enterprises, midsized and smaller businesses, government institutions, trade groups, and nonprofits. FiscalNote delivers that intelligence through its suite of public policy and issues management products. The Company is headquartered in Washington, D.C.

On July 29, 2022 (the “Closing Date”), the Company consummated the transactions contemplated by the Agreement and Plan of Merger, dated as of November 7, 2021, and as amended on May 9, 2022, (the “Merger Agreement”), by and among FiscalNote Holdings, Inc., a Delaware corporation (“Old FiscalNote”), Duddell Street Acquisition Corp., a Cayman Islands exempted company (“DSAC”), and Grassroots Merger Sub, Inc., a Delaware Corporation and a wholly owned direct subsidiary of DSAC (“Merger Sub” and, together with DSAC, the “DSAC Parties”). Pursuant to these transactions, Merger Sub merged with and into Old FiscalNote, with Old FiscalNote becoming a wholly owned subsidiary of DSAC (the “Business Combination” and, collectively with the other transactions described in the Business Combination Agreement, the “Transactions”). In connection with the closing of the Transactions (the “Closing”), DSAC domesticated and continued as a Delaware corporation under the name of “FiscalNote Holdings, Inc.” (“New FiscalNote”). Unless the context otherwise requires, references in this Quarterly Report on Form 10-Q to the “Company,” “FiscalNote,” “we,” “us,” or “our” refer to the business of Old FiscalNote, which became the business of New FiscalNote and its subsidiaries following the Closing.

Basis of Presentation and Interim Financial Information

We accounted for the Business Combination as a reverse recapitalization whereby Old FiscalNote was determined as the accounting acquirer and DSAC as the accounting acquiree. This determination was primarily based on:

•
Old FiscalNote stockholders having the largest voting interest in New FiscalNote;
•
the board of directors of New FiscalNote having ten members, and Old FiscalNote’s former stockholders having the ability to nominate the majority of the members of the board of directors;
•
Old FiscalNote management continuing to hold executive management roles for the post-combination company and being responsible for the day-to-day operations;
•
the post-combination company assuming the Old FiscalNote name;
•
New FiscalNote maintaining the pre-existing Old FiscalNote headquarters; and
•
the intended strategy of New FiscalNote being a continuation of Old FiscalNote’s strategy.

Accordingly, the Business Combination was treated as the equivalent of Old FiscalNote issuing stock for the net assets of DSAC, accompanied by a recapitalization. The net assets of DSAC are stated at historical cost, with no goodwill or other intangible assets recorded.

While DSAC was the legal acquirer in the Business Combination, because Old FiscalNote was determined as the accounting acquirer, the historical financial statements of Old FiscalNote became the historical financial statements of the combined company, upon the consummation of the Business Combination. As a result, the financial statements included in the accompanying unaudited interim condensed consolidated financial statements reflect (i) the historical operating results of Old FiscalNote prior to the Business Combination; (ii) the combined results of the Company and Old FiscalNote following the closing of the Business Combination; (iii) the assets and liabilities of Old FiscalNote at their historical cost; and (iv) the Company’s equity structure for all periods presented.

In connection with the Business Combination, the Company has converted the equity structure for the periods prior to the Business Combination to reflect the number of shares of New FiscalNote’s common stock issued to Old FiscalNote’s stockholders in connection with the recapitalization transaction based on an exchange ratio of 1.187 (the "Exchange Ratio"), determined pursuant to the terms of the Business Combination. As such, the shares, corresponding capital amounts and earnings per share, as applicable, related to Old FiscalNote’s, convertible preferred stock, and common stock prior to the Business Combination have been retroactively converted as shares by applying the Exchange Ratio.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances have been eliminated in consolidation.

These condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the financial information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the Company’s management, the unaudited condensed consolidated financial statements include all adjustments necessary for the fair presentation of the Company’s balance sheet as of March 31, 2023, and its results of operations, including its comprehensive loss, temporary equity, stockholders' equity (deficit), and cash flows for the three months ended March 31, 2023 and 2022. All adjustments are of a normal recurring nature. The results for the three months ended March 31, 2023 are not necessarily indicative of the results to be expected for any subsequent quarter or for the fiscal year ending December 31, 2023. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

Liquidity

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities in the ordinary course of business. The propriety of using the going-concern basis is dependent upon, among other things, the achievement of future profitable operations, the ability to generate sufficient cash from operations and potential other funding sources, in addition to cash on-hand, to meet its obligations as they become due.

The Company received approximately $65.6 million of net cash proceeds from the Transactions. The Company’s cash, cash equivalents, and restricted cash were $47.5 million at March 31, 2023, compared with $61.2 million at December 31, 2022. Further, the Company had a negative working capital balance of $42.1 million (excluding cash) at March 31, 2023 and had an accumulated deficit of $720.2 million and $700.7 million as of March 31, 2023 and December 31, 2022, respectively, and has incurred net losses of $19.3 million and $28.4 million for the three months ended March 31, 2023 and 2022, respectively. Management expects that significant on-going operating and capital expenditures will be necessary to continue to implement the Company’s business plan of entering new markets, future acquisitions, and infrastructure and product development. The Company's ability to fund its cash interest requirements under its $156.0 million new senior term loan facility (the "New Senior Term Loan"), acquisition strategy, operating expenses, and capital expenditure requirements will depend in part on general economic, financial, competitive, legislative, regulatory and other conditions that may be beyond the Company's control.

The Company's future capital requirements also depend on many factors, including sales volume, the timing and extent of spending to support research and development (“R&D”) efforts, investments in information technology systems, the expansion of sales and marketing activities, and execution on our acquisition strategy. Historically the Company’s cash flows from operations have not been sufficient to fund its current operating model. The Company believes with the cash on hand at March 31, 2023, proceeds from our expected product sales, and available borrowings under our New Senior Term Loan and for certain acquisition activity, will be sufficient to meet our short-term and long-term operating expenses and capital expenditures for at least the next twelve months.

Pursuant to the terms of the New Senior Term Loan, the Company is subject to customary covenant requirements (see Note 8, “Debt” for additional details). The Company expects to be in compliance with its quarterly financial covenants throughout 2023 and 2024, but cannot guarantee that will be the case. In the event of non-compliance with any quarterly financial covenants, should the lenders of the New Senior Term Loan accelerate the maturity of the New Senior Term Loan, the Company would not have sufficient cash on hand or available liquidity to repay the outstanding debt in the event of default.

On April 13, 2020, the Company received funding in the principal amount of $8,000 under the Paycheck Protection Program (the “PPP”) provisions of the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) (the “PPP Loan”). On February 24, 2022, the U.S. Small Business Administration forgave $7,667 of the PPP Loan with the remaining balance of $333 to be repaid over five years. The Company recognized the forgiveness of the PPP Loan as a gain on debt extinguishment during the first quarter of 2022.

Segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. Over the past several years, the Company has completed a number of acquisitions. These acquisitions have allowed the Company to expand its offerings, presence, and reach in various market segments. While the Company has offerings in multiple market segments and operates in multiple countries, the Company’s business operates in one operating segment because the Company’s CODM evaluates the Company’s financial information and resources, and assesses the performance of these resources, on a consolidated basis.

Fair value of financial instruments

The Company has elected the fair value option on the subordinated convertible promissory notes issued as part of the Dragonfly acquisition. The Company records changes in fair value through the condensed consolidated statement of operations where the portion of the change that results from a change in the instrument-specific credit risk is recorded separately in accumulated other comprehensive income, if applicable. Additionally, under the fair value option, all issuance costs are expensed in the period that the debt is incurred.

Concentrations of Risks

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company generally maintains its cash and cash equivalents with various nationally recognized financial institutions. The Company’s cash and cash equivalents at times exceed amounts guaranteed by the Federal Deposit Insurance Corporation. The Company considers cash on deposit and all highly liquid investments with original maturities of three months or less to be cash and cash equivalents. At March 31, 2023, over 90% of the Company’s cash and cash equivalents were held at JPMorgan Chase Bank, N.A.

The Company does not require collateral for accounts receivable. The Company maintains an allowance for its doubtful accounts receivable due to estimated credit losses. This allowance is based upon historical loss patterns, the number of days billings are past due, collection history of each customer, an evaluation of the potential risk of loss associated with delinquent accounts and current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss patterns. The Company records the allowance against bad debt expense through the condensed consolidated statements of operations, included in sales and marketing expense, up to the amount of revenues recognized to date. Any incremental allowance is recorded as an offset to deferred revenue on the condensed consolidated balance sheets. Receivables are written off and charged against the recorded allowance when the Company has exhausted collection efforts without success. As of March 31, 2023, allowance for credit losses of $867 was included in the accounts receivable, net balance.

One customer accounted for more than 10% of the Company's accounts receivable balance as of March 31, 2023 and no single customer accounted for more than 10% of the Company's accounts receivable balance as of December 31, 2022. Revenue derived from the U.S. Federal Government was 17% and 19% of revenue for the three months ended March 31, 2023 and 2022, respectively. As of March 31, 2023 and December 31, 2022, assets located in the United States were approximately 86% and 92% percent of total assets, respectively.

Two vendors individually accounted for more than 10% of the Company’s accounts payable as of March 31, 2023 and December 31, 2022. During the three months ended March 31, 2023 and 2022, one vendor represented more than 10% of the total purchases made.

Recently Adopted Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 Financial Instruments – Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments ("ASU 2016-13") guidance with respect to measuring credit losses on financial instruments, including trade receivables. The guidance eliminates the probable initial recognition threshold that was previously required prior to recognizing a credit loss on financial instruments. The credit loss estimate now reflects an entity's current estimate of all future expected credit losses. Under the previous guidance, an entity only considered past events and current conditions. The Company adopted ASC 2016-13 on January 1, 2023 using the modified retrospective transition method. Upon adoption, the Company recorded a $212 cumulative-effect adjustment to accumulated deficit on the condensed consolidated balance sheets, our allowance for doubtful accounts receivable changed from $468 at December 31, 2022 to $680 at January 1, 2023.

In August 2020, the FASB issued ASU 2020-06 Debt – Debt with Conversion and Other Options (ASC 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (ASC 815-40) ("ASU 2020-06") guidance modifying the requirements for the accounting for convertible instruments and contracts in an entity’s own equity. The modifications eliminate certain accounting models for convertible debt instruments, eliminate certain requirements for equity classification of embedded derivatives and align earnings per share calculations for convertible instruments. The Company adopted ASC 2020-06 on January 1, 2023 using the modified retrospective approach. The adoption of ASC 2020-06 did not have a material impact on the Company's condensed consolidated financial statements.

2. Business Combination with DSAC

On July 29, 2022, Old FiscalNote and DSAC consummated the transactions contemplated by the Business Combination Agreement. In connection with the Closing, each share of preferred stock of Old FiscalNote was converted into common stock and, immediately thereafter, each share of common stock of Old FiscalNote that was issued and outstanding immediately prior to the effective time of the Business Combination (other than excluded shares as contemplated by the Business Combination Agreement) was canceled and converted into the right to receive approximately 1.187 shares (the “Exchange Ratio”) of New FiscalNote common stock. The shares of New FiscalNote common stock received as consideration by Tim Hwang, Co-Founder and Chief Executive Officer and Gerald Yao, Co-Founder, Chief Strategy Officer, and Global Head of ESG (together with Mr. Hwang, the “Co-Founders”), are Class B shares, and entitle the Co-Founders or their permitted transferees to 25 votes per share until the earlier of (a) transfer by the holder(s) of New FiscalNote Class B common stock to any other person, except for specified trusts, retirement accounts, corporations or similar entities formed for financial or estate planning purposes and beneficially owned by the holders of New FiscalNote Class B common stock, (b) the death or incapacity of such holder(s) of New FiscalNote Class B common stock, (c) the date specified by an affirmative vote of a majority of the outstanding New FiscalNote Class B common stock, voting as a single class, (d) the date on which the outstanding shares of New FiscalNote Class B common stock represent less than 50% of the shares of New FiscalNote Class B common stock that were outstanding as of the Closing Date, or (e) the seven-year anniversary of the Closing Date.

At the Closing, each option to purchase Old FiscalNote’s common stock, whether vested or unvested, was assumed and converted into an option to purchase a number of shares of New FiscalNote Class A common stock in the manner set forth in the Business Combination Agreement. Each restricted stock unit of Old FiscalNote was assumed and converted into restricted stock units of New FiscalNote settling in a number of New FiscalNote Class A common stock in the manner set forth in the Business Combination Agreement.

Pursuant to the terms of the Business Combination Agreement, the holders of Old FiscalNote equity instruments outstanding immediately prior to the Closing Date will be entitled to receive their proportionate allocation of additional shares subject to achievement of certain conditions (see Note 10, "Earnout Shares and RSUs").

In connection with the Closing, FiscalNote also entered into the New Senior Term Loan with Runway Growth Finance Corp., ORIX Growth Capital, LLC, Clover Orochi LLC, and ACM ASOF VIII SaaS FinCo LLC (together the “New Senior Lenders”). The New Senior Term Loan was consummated simultaneously with the Closing.

The Company accounted for the Business Combination as a reverse recapitalization whereby Old FiscalNote was determined as the accounting acquirer and DSAC as the accounting acquiree. Accordingly, the Business Combination was treated as the equivalent of Old FiscalNote issuing stock for the net assets of DSAC, accompanied by a recapitalization. The net assets of DSAC are stated at historical cost, with no goodwill or other intangible assets recorded. Refer to Note 1, "Summary of Business and Significant Accounting Policies", for further details.

Upon the closing of the Transactions and the New Senior Term Loan, the Company received total gross proceeds of $325.0 million, which consisted of $61.0 million from DSAC’s trust, $114.0 million from the backstop agreement with the sponsor of DSAC, and $150.0 million from the New Senior Term Loan. Such gross proceeds were offset by $45.2 million transaction costs, which principally consisted of advisory, legal and other professional fees, and were recorded in Additional Paid-in Capital, net of proceeds from the DSAC trust and $3.5 million of debt issuance costs paid out of the proceeds of the New Senior Term Loan on the Closing Date, of which $2.8 million was capitalized and $0.7 million included in the loss on debt extinguishment. Cumulative debt repayments, inclusive of accrued but unpaid interest, of $210.7 million were paid in conjunction with the close, which consisted of a $75.3 million repayment of the First Out Term Loan, $61.7 million repayment of the Last Out Term Loan, a $50.0 million payment used to retire the non-converting portion of the Senior Secured Subordinated Promissory Note, a $16.3 million repayment of the 8090 FV Subordinated Promissory Note, and $7.4 million repayment of the 2021 Seller Notes.

3. Revenues

Disaggregation of Revenue

The following table depicts the Company's disaggregated revenue for the periods presented:

	Three Months Ended March 31,
	2023	2022
Subscription	$28,467	$22,779
Advisory	1,113	1,762
Advertising	418	618
Books	584	331
Other revenue	947	581
Total	$31,529	$26,071

Revenue by Geographic Locations

The following table depicts the Company’s revenue by geographic operations for the periods presented:

	Three Months Ended March 31,
	2023	2022
North America	$26,152	$23,199
Europe	4,100	2,499
Australia	289	258
Asia	988	115
Total	$31,529	$26,071

Revenues by geography are determined based on the region of the Company's contracting entity, which may be different than the region of the customer. North America revenue consists solely of revenue attributed to the United States. For the three months ended March 31, 2023 and 2022, revenue attributed to the United Kingdom represented approximately ten percent and seven percent of total revenues, respectively. No other foreign country represented more than five percent of total revenue during the three months ended March 31, 2023 and 2022.

Contract Assets

The Company had contract assets of $1,727 and $1,464, as of March 31, 2023 and December 31, 2022, respectively. Contract assets are generated when contractual billing schedules differ from the timing of revenue recognition or cash collections. They represent a conditional right to consideration for satisfied performance obligations that becomes a receivable when the conditions are satisfied. They are recorded as part of other current assets on the condensed consolidated balance sheets.

Deferred Revenue

Details of the Company’s deferred revenue for the periods presented are as follows:

Balance at December 31, 2021	$30,097
Revenue recognized in the current period from amounts in the prior balance	(14,940)
New deferrals, net of amounts recognized in the current period	26,510
Effects of foreign currency	(65)
Balance at March 31, 2022	$41,602

Balance at December 31, 2022	$36,487
Acquired deferred revenue	4,013
Revenue recognized in the current period from amounts in the prior balance	(16,610)
New deferrals, net of amounts recognized in the current period	25,928
Effects of foreign currency	32
Balance at March 31, 2023	$49,850

Costs to Obtain

During the three months ended March 31, 2023 and 2022, the Company capitalized $1,114 and $1,141 of costs to obtain revenue contracts and amortized $832 and $554 to sales and marketing expense, respectively. There were no impairments of costs to obtain revenue contracts for the three months ended March 31, 2023 and 2022.

Unsatisfied Performance Obligations

At March 31, 2023, the Company had $111,217 of remaining contract consideration for which revenue has not been recognized due to unsatisfied performance obligations. The Company expects to recognize this over the next five years.

4. Business Combinations

2023 Acquisitions

Dragonfly Acquisition

On January 27, 2023, the Company entered into a Sale and Purchase Agreement for all of the issued and outstanding share capital of Dragonfly Eye Limited ("Dragonfly"), a UK- based SaaS-based geopolitical and security intelligence provider of actionable data and analysis delivered through Dragonfly's SaaS-based, proprietary Security Intelligence and Analysis Service subscription platform and API.

The aggregate purchase price consisted of (i) $5.6 million in cash (£4.5 million pounds sterling), (ii) 1,885,149 shares of the Company’s Class A Common Stock, and (iii) $11.1 million (£8.9 million pounds sterling) in aggregate principal amount of subordinated convertible promissory notes (“Seller Convertible Notes”). The purchase price is subject to customary adjustments based on working capital and the amount of Dragonfly’s transaction expenses and net indebtedness that remain unpaid as of the closing date, and indemnification obligations for certain claims made following the Closing Date. The Company incurred expenses of $1,138 in connection with the transaction during the three months ended March 31, 2023 (inclusive of $446 of amounts paid on January 27, 2023 that were recognized as expense during the three months ended March 31, 2023).

The acquisition date fair value of the consideration transferred for Dragonfly consisted of the following:

Cash	$5,617
Fair value of Class A common stock	9,539
Fair value of Seller Convertible Notes	8,635
Fair value of contingent consideration	1,445
Total	$25,236

The Class A common stock issued as consideration as part of the acquisition of Dragonfly represents non-cash activity on the condensed consolidated statement of stockholders equity and condensed consolidated statement of cash flows.

Additionally, the sellers are eligible to receive an additional payment from the Company of up to approximately $4.3 million, £3.5 million pounds sterling, (the “Earnout”) based on the achievement of certain U.S. GAAP revenue targets for 2023 by Dragonfly. In the event any part of the Earnout becomes payable, the Company may satisfy its payment obligations to the sellers with cash or common stock, pursuant to the Sale and Purchase Agreement.

Certain employees of Dragonfly are eligible for employee earnout bonus awards ("Employee Earnout Awards") based on 2024 revenue targets. The Employee Earnout Awards are subject to forfeiture in the event that Dragonfly does not achieve its revenue target or these employees terminate their employment. Any Employee Earnout Awards that are forfeited are reallocated to the other eligible employees.

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of acquisition:

Cash and cash equivalents	$607
Current assets, net	3,433
Property and equipment, net	18
Intangible assets	9,600
Deferred revenues	(4,013)
Current liabilities	(1,669)
Deferred tax liabilities	(2,398)
Total net assets acquired	5,578
Goodwill	19,658
Total purchase price	$25,236

The following table sets forth the components of identified intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Estimated Fair Value	Estimated Useful Life (Years)
Customer relationships	$7,300	6,10	(a)
Developed technology	1,750	10
Tradename	550	3
Total intangible assets acquired	$9,600
(a) Includes 2 separate customer relationships with two different useful lives

The estimated fair values of the customer relationships, developed technology and tradename were determined using the income approach. The approaches used to estimate the fair values use significant unobservable inputs including revenue and cash flow forecasts, customer attrition rates, and appropriate discount rates.

The purchase price allocation includes UK deferred assets and liabilities for acquired book and tax basis differences.

The fair values assigned to tangible and intangible assets acquired and liabilities assumed combined with the fair value of the purchase consideration are based on management's estimates and assumptions and are preliminary and may change upon completion of the determination of the fair value of assets and liabilities assumed. The Company expects to finalize the valuation as soon as practicable, but not later than one year from the acquisition date.

2022 Acquisitions

Aicel Acquisition

On July 29, 2022, the Company acquired all of the outstanding stock of Seoul, South Korea-based Aicel Technologies (“Aicel”), an AI-driven enterprise SaaS company that delivers market intelligence and data insights. The acquisition consideration of $8,678 consisted of 723,684 common shares of Old FiscalNote that were then exchanged into 859,016 Class A common shares of New FiscalNote pursuant to the Exchange Ratio and contingent consideration. Pursuant to the terms of the acquisition agreement, certain of the sellers of Aicel are eligible for additional contingent consideration of 12,491 shares of the Company’s Class A common stock. The Company incurred expenses of approximately $300 in connection with the transaction, of which approximately $96 was recognized during the year ended December 31, 2021. The acquisition date fair value of the consideration transferred for Aicel consisted of the following:

Fair value of Class A common stock	$8,590
Fair value of contingent consideration	88
Total	$8,678

The fair value of the Class A common stock issued was estimated based on the fair value of the Company’s common stock on the date of the acquisition. The fair value of the contingent consideration is estimated based on the expected future cash flows and revenues along with the fair value of the Company’s Class A common stock on the date of acquisition.

The contingent consideration consists of shares of the Company’s Class A common stock and is scheduled to be delivered within eighteen months upon achievement of certain revenue targets pursuant to the terms of the prevailing purchase agreement. The contingent consideration is payable to certain selling shareholders and contains no future service conditions. The fair value of the contingent consideration was recorded as equity as the number of shares that ultimately may be issued upon achievement of the revenue targets is fixed. Classification as equity requires fair value measurement initially and there are no subsequent re-measurements. Settlement of equity-classified contingent consideration is accounted for within equity.

The acquisition also includes contingent payments in the form of up to $300 in cash, 28,522 shares of the Company’s Class A common stock on a post-exchange basis and 24,833 of restricted stock upon achievement of certain revenue targets. The common stock, restricted stock and cash portions of the contingent payments will be paid within eighteen months upon achievement of certain revenue targets. The contingent payments are payable to certain employees, contingent on them remaining employed through the contingency payout date. The estimated fair value of the contingent payments on the date of acquisition is considered post-combination compensation expense and recognized based on management’s determination of the likelihood of the revenue targets being met. In the event that compensation expense is recognized and the revenue targets are not met, the previously recognized compensation expense is reversed. Post-combination compensation expense of $637 was recognized during the year ended December 31, 2022, $300 of which was accrued as a contingent liability and the remainder recorded as equity-based compensation. In December 2022, the $300 contingent liability was paid.

The following table summarizes the fair values of assets acquired and liabilities assumed as of the date of acquisition:

Cash and cash equivalents	$1,525
Current assets, net	447
Property and equipment, net	53
Equity method investment	45
Intangible assets	3,000
Deferred revenues	(602)
Other current liabilities	(453)
Debt	(1,131)
Total net assets acquired	2,884
Goodwill	5,794
Total purchase price	$8,678

The excess of the purchase price over the net tangible and intangible assets was recorded as goodwill, which is primarily attributed to the future economic benefits arising from other assets acquired and could not be individually identified and separately recognized including expected synergies and assembled workforce.

The following table sets forth the components of identified intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Estimated Fair Value	Estimated Useful Life (Years)
Developed technology	$1,200	8
Database	750	8
Customer relationships	650	11
Tradename	400	7
Total intangible assets acquired	$3,000

The estimated fair values of the developed technology, database, customer relationships, and tradename were determined using the income approach. The approaches used to estimate the fair values use significant unobservable inputs including revenue and cash flow forecasts, customer attrition rates, and appropriate discount rates.

For federal income tax purposes, the Company has made a Section 338(g) election to treat the transaction as an asset acquisition for federal income tax purposes which results in additional tax basis approximately equal to the fair value assigned at the acquisition date. The intangibles and goodwill are to be amortized over 15 years. Additionally, Korean deferred tax liabilities were recorded during 2022 for the difference between book basis and tax basis of assets and liabilities acquired.

DT-Global Asset Acquisition

On September 30, 2022, the Company acquired certain assets of DT-Global Business Consulting, a Vienna, Austria subscription-based market intelligence company which provides in-depth expertise and analysis for Central & Eastern Europe, Commonwealth of Independent States, and Middle East-Africa areas. The aggregate purchase price was $600, which included an upfront cash payment of $400 and purchase price holdbacks of $100, along with $100 of contingent consideration related to operational milestones.

The Company accounted for this acquisition as an asset purchase. In connection with the acquisition, the Company incurred direct transaction costs of approximately $43 which have been classified as costs of acquisition. The costs of acquisition are allocated to the acquired assets and assumed liabilities based on their fair values at the date of acquisition, and any excess is allocated to intangible assets. The costs of acquisition exceeded the fair value of net assets acquired by approximately $1,012. The Company allocated the $1,012 excess to the customer relationship intangible asset. The intangible asset will be amortized over 15 years. As of December 31, 2022, the contingent consideration was determined to be probable and reasonably estimable, the consideration of $52 was attributed to the customer relationship intangible asset with a corresponding liability of $52 recorded as part of Contingent Liabilities from Acquisitions on the consolidated balance sheets and a payment of the liability of $39 was made in January 2023, resulting in a remaining liability of $13 as of March 31, 2023.

For federal income tax purposes, the Company obtained a tax basis in the assets acquired equal to the purchase price, as adjusted and allocated, pursuant to IRC guidelines. The resulting intangible asset will be amortized over 15 years. As of March 31, 2023, $39 of the contingent consideration was paid. The unpaid portion as of March 31, 2023 will be excluded from federal tax asset allocation until paid.

5. Leases

The Company has operating leases, principally for corporate offices under non-cancelable operating leases that expire at various dates through 2031. The non-cancellable base terms of these leases typically range from one to nine years. Certain lease agreements include options to renew or terminate the lease, which if not reasonably certain to be exercised are therefore not factored into the determination of lease payments.

The following table details the composition of lease expense for the year presented:

	Three Months Ended
	March 31, 2023	March 31, 2022
Operating lease cost (a)	$2,585	$2,442
Variable lease cost	155	88
Short-term lease cost	178	321
Total lease costs	$2,918	$2,851
Sublease income	$(1,364)	$(1,338)
a)
Excludes operating lease assets impairment charge of $378 related to an unoccupied existing office space lease recorded in the first quarter of 2022.

Cash payments related to operating lease liabilities were $4,797 (inclusive of $1,682 lease termination fee) and $2,873 for the three months ended March 31, 2023 and 2022, respectively.

In March 2022, the Company ceased use of excess office space under one of its existing leases, with the intent to sublease this space. In accordance with ASC 360, the Company evaluated the asset group for impairment and recognized the excess of the carrying value over the fair value of the asset group, which totaled $378, as an impairment expense as part of general and administrative expenses on the consolidated statements of operations and comprehensive loss and a reduction to the operating lease asset.

In April 2021, the Company entered into a modification of one of its existing subleases. The Company exercised its termination notification right on this lease which resulted in a termination fee payment of $1,682 made on December 31, 2021 (lease termination notice date) and a second termination fee payment of $1,682 made on March 31, 2023 (the lease termination effective date).

6. Intangible Assets

The following table summarizes the gross carrying amounts and accumulated amortization of the Company’s intangible assets by major class:

	March 31, 2023			December 31, 2022			Weighted Average
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Remaining Useful Life (Years) March 31, 2023
Customer relationships	$88,284	$(26,534)	$61,750	$81,002	$(24,654)	$56,348	8.8
Developed technology	37,096	(18,998)	18,098	35,350	(17,673)	17,677	6.1
Databases	29,887	(9,432)	20,455	29,912	(8,892)	21,020	9.5
Tradenames	12,033	(3,492)	8,541	11,480	(3,216)	8,264	9.4
Expert network	2,615	(927)	1,688	2,559	(800)	1,759	3.9
Patents	724	(206)	518	700	(200)	500	17.7
Content library	592	(79)	513	592	(64)	528	8.7
Total	$171,231	$(59,668)	$111,563	$161,595	$(55,499)	$106,096

Finite-lived intangible assets are stated at cost, net of amortization, generally using the straight-line method over the expected useful lives of the intangible assets. Amortization of intangible assets, excluding developed technology, was $2,814 and $2,608 for the three months ended March 31, 2023 and 2022, respectively.

Amortization of developed technology was recorded as part of cost of revenues in the amount of $1,316 and $1,252 for the three months ended March 31, 2023 and 2022, respectively.

The expected future amortization expense for intangible assets as of March 31, 2023 is as follows:

2023 (remainder)	$12,625
2024	16,028
2025	12,828
2026	12,492
2027	12,129
Thereafter	45,461
Total	$111,563

Capitalized software development costs

Capitalized software development costs are as follows.

	March 31, 2023			December 31, 2022
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Capitalized software development costs	$21,752	$(7,149)	$14,603	$19,815	$(5,869)	$13,946

During the three months ended March 31, 2023 and 2022, the Company capitalized interest on capitalized software development costs in the amount of $117 and $40, respectively. Amortization of capitalized software development costs was recorded as part of cost of revenues in the amount of $1,281 and $571 for the three months ended March 31, 2023 and 2022, respectively. The estimated useful life is determined at the time each project is placed in service.

7. Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. Goodwill amounts are not amortized, but are rather tested for impairment at least annually as of October 1 of each year.

The changes in the carrying amounts of goodwill, which is generally not deductible for tax purposes, are as follows:

Balance at December 31, 2022	$194,362
Acquisition	19,658
Impairment	(5,837)
Impact of foreign currency fluctuations	(127)
Balance at March 31, 2023	$208,056

The Company has the following goodwill reporting units: Public Policy & Issues Management ("PPIM"); Geopolitical & Market Intelligence ("GMI"); Advocacy; Community; AI-Driven Intelligence ("FNAI"); and Environmental, Sustainability, and Governance ("ESG"). The Company performed the required annual impairment test as of October 1, 2022 at the reporting unit level, which resulted in no impairment of goodwill. Subsequent to performing our annual impairment test, we continued to monitor our reporting units for events that might indicate an interim impairment. Due to the decline in the Company’s stock price and market capitalization in the first quarter of 2023, and the underperformance of the Company’s ESG reporting unit compared to internal projections, the Company performed a quantitative goodwill impairment assessment as of March 31, 2023. This quantitative assessment resulted in all the goodwill in our ESG reporting unit being impaired; accordingly, an impairment charge of $5,837 was recognized during the three months ended March 31, 2023.

Prior to the quantitative goodwill impairment the Company tested the recoverability of its long-lived assets, and concluded that such assets were not impaired.

The fair value estimate of the Company's reporting units was derived based on an income approach. Under the income approach, the Company estimated the fair value of reporting units based on the present value of estimated future cash flows, which the Company considers to be a Level 3 unobservable input in the fair value hierarchy. The Company prepared cash flow projections based on management's estimates of revenue growth rates and operating margins, taking into consideration the historical performance and the current macroeconomic, industry, and market conditions. The Company based the discount rate on the weighted-average cost of capital considering Company-specific characteristics and the uncertainty related to our reporting unit's ability to execute on the projected cash flows. At March 31, 2023 the Company's PPIM reporting unit had a negative carrying value and $84,029 of goodwill.

Potential indicators of impairment include significant changes in performance relative to expected operating results, significant negative industry or economic trends, or a significant decline in the Company's stock price and/or market capitalization for a sustained period of time. It is reasonably possible that one or more of these impairment indicators could occur or intensify in the near term, which may result in an impairment of long-lived assets or further impairment of goodwill.

8. Debt

The following presents the carrying value of the Company’s debt as of the respective period ends:

	March 31, 2023	December 31, 2022
New Senior Term Loan	$157,024	$150,647
Convertible Notes	12,654	12,219
Dragonfly Seller Convertible Notes	8,281	-
Aicel Convertible Note	1,138	1,174
PPP loan	224	251
Debt issuance costs	(2,575)	(2,243)
Total	176,746	162,048
Less: Current portion	(68)	(68)
Total	$176,678	$161,980

New Senior Term Loan

Concurrently with the Closing, FiscalNote, Inc., a wholly owned indirect subsidiary of FiscalNote Holdings, Inc., entered into a New Senior Term Loan consisting of a fully funded principal amount of $150,000 and an uncommitted incremental loan facility totaling $100,000 available upon notice if the Company meets certain financial growth criteria and other customary requirements (the “New Incremental Term Facility”) (collectively the “New Senior Credit Facility”). The annual interest of the New Senior Term Loan consists of two components: a cash interest component of (a) the greater of (i) Prime Rate plus 5.0% per annum or (ii) 9.0% payable monthly in cash, and (b) interest payable in kind component of 1.00% per annum, payable in kind monthly. Beginning on August 15, 2025, 50% of the outstanding principal amount of the Senior Term Loan must be repaid in even amounts on a monthly basis over the remaining 24 months, with the final balance due on July 15, 2027. The New Senior Credit Facility will mature on July 29, 2027, the five-year anniversary of the Closing Date.

On March 17, 2023, the Company, entered into Amendment No. 1 ( “Amendment No. 1”) to its New Senior Term Loan dated July 29, 2022. Among other things, Amendment No. 1 provided for the extension of an incremental term loan by one of the lenders under the facility in the principal amount of $6,000 which was received by the Company on March 31, 2023, on the same terms as the existing term loans (the “Incremental Facility”). In connection with the funding of the Incremental Facility, the Company issued the lender warrants expiring July 15, 2027, to purchase up to 80,000 Class A Common Stock at an exercise price of $0.01 per share, in a transaction exempt from registration under the Securities Act of 1933, as amended, in reliance on Regulation D promulgated thereunder. The lender warrants represent a non-cash financing activity.

The Prime Rate in effect for the New Senior Term Loan was 7.75% at March 31, 2023. For the three months ended March 31, 2023, the Company incurred $4,758 and $377 of cash interest and paid-in-kind interest, respectively, on the New Senior Term Loan. Paid-in-kind interest is reflected as a component of the carrying value of the New Senior Term Loan as the payment of such interest will occur upon the settlement of the New Senior Term Loan.

The Company may prepay the New Senior Term Loan in whole, subject to a 2.0% prepayment fee if prepaid prior to July 30, 2024, 1.0% prepayment fee if prepaid after July 30, 2024 but prior to July 30, 2025, and no prepayment fee if prepaid on or after July 30, 2025. The Company must pay certain of the new lenders deferred debt issuance costs of $1,734 at the earlier of prepayment or July 29, 2023 (the "July 2023 Deferred Fees"). Accordingly, the Company is recognizing the accretion of the July 2023 Deferred Fees as interest expense, which at March 31, 2023 is $1,158 and is recognized in accounts payable and accrued expenses in the condensed consolidated balance sheets. The Company must also pay to the lenders a final payment of $7,410 (of which $1,035 was incurred pursuant to Amendment No. 1) at the earlier of prepayment or maturity of the New Senior Term Loan. The Company incurred $2,435 of lender fees that were paid out of the net proceeds of the New Senior Term Loan on the Closing Date. The Company also incurred $342 of fees paid to third parties. Capitalized debt issuance costs on the Closing Date totaled $2,777. The Company amortizes debt discounts over the term of the New Senior Term Loans using the effective interest method. The amortization recorded for the three months ended March 31, 2023 is $149, and is included within interest expense in the condensed consolidated statements of operations and comprehensive loss. The remaining unamortized debt discount at March 31, 2023 is $2,555, and is reflected net against debt on the condensed consolidated balance sheets.

The New Senior Term Loan is senior to all other debt and has a first priority lien on substantially all of the Company’s assets. The New Senior Term Loan contains customary negative covenants related to borrowing, events of default and covenants, including certain non-financial covenants and covenants limiting the Company’s ability to dispose of assets, undergo a change in control, merge with or acquire stock, and make investments, in each case subject to certain exceptions. In addition to the negative covenants, there were three financial covenants in place at March 31, 2023 related to a minimum cash balance of $15,000, minimum annual recurring revenue requirement, and a capital expenditure limitation. As of, and for the three months ended March 31, 2023, the Company was in compliance with each of the required financial covenants. Beginning with the third quarter of 2023, the Company will also be subject to an adjusted EBITDA requirement (as defined in the New Senior Term Loan, as amended). Upon the occurrence of an event of default, in addition to the lenders being able to declare amounts outstanding under the New Senior Term Loan due and payable the lenders can elect to increase the interest rate by 5.0% per annum.

Convertible Notes

At March 31, 2023, the holders of four convertible notes that were previously issued by Old FiscalNote (the “Convertible Notes”) with a principal and accrued PIK balance of $12,654, remained outstanding. The Company incurred total interest expense related to the Convertible Notes, including the amortization of the various discounts, of $515 and $1,164 during the three months ended March 31, 2023 and 2022, respectively.

Concurrently with the Closing, the Company repaid or converted to shares of Class A Common Stock of New FiscalNote all other previously outstanding debt instruments. The Company recorded $4,767 of interest expense during the three months ended March 31, 2022 related to debt that were extinguished during 2022.

Dragonfly Seller Convertible Notes

In connection with the Company's acquisition of Dragonfly, the Company financed part of the purchase with the issuance of convertible notes. The Dragonfly Convertible Notes were issued in a principal amount of £8.9 million pounds sterling (approximately $11,050 on the closing date of the acquisition), with interest at an annual rate of 8%, which can be paid in cash or paid-in-kind. The paid-in-kind interest will be annually credited to the principal amount. All principal and accrued interest are due upon maturity on January 27, 2028.

At any time after August 2, 2023, the Company can convert any portion of the principal and accrued interest at the volume weighted-average price for the five consecutive trading day period ending on the last trading day of the calendar month preceding the date the Company provides notice of conversion to the Sellers.

At any time after the 18 month anniversary of the Dragonfly acquisition closing date, the lender has the right to convert the outstanding principal and accrued interest for FiscalNote common stock at $10.00 per share, subject to adjustment in the event of any stock dividend, stock split, reverse stock split, combination or other similar recapitalization with respect to common stock.

The Company elected to account for the Dragonfly Seller Convertible Notes using the fair value option due to these embedded features within the note.

The Dragonfly Seller Convertible Notes were recorded at their acquisition date fair value of $8,635. The fair market value at March 31, 2023 was $8,281. The non-cash gain was recorded in the change in fair value of financial instruments in the condensed consolidated statements of operations and comprehensive loss. The Company incurred total interest expense related to the Dragonfly Seller Convertible Notes of $153 during the three months ended March 31, 2023.

Aicel Convertible Note

In connection with the Company’s acquisition of Aicel, the Company assumed a convertible note (“Aicel Convertible Note”) issued by Aicel in a private placement to a third-party lender dated July 27, 2022. The Aicel Convertible Note was issued in a principal amount of $1,131, with paid-in-kind interest at an annual rate of 1%. All principal and accrued and unpaid interest are due on maturity at July 27, 2027. The Aicel Convertible Note provides for no prepayments until maturity without written consent of the lender.

The Aicel Convertible Note can be converted upon the occurrence of certain events, including (i) Aicel initial public offering (“IPO”), (ii) change in control of Aicel (the acquisition of Aicel by FiscalNote did not constitute a change in control as defined in the purchase agreement), or (iii) sale of substantially all of Aicel’s assets (collectively, a “Conversion Event”). The Company has the right to convert the Aicel Convertible Note into shares of common stock issued in an IPO, if (a) the Conversion Event is an IPO and (b) the price per share paid in an IPO is greater than the stipulated initial conversion price. The lender has the right to elect to convert the Aicel Convertible Note into shares of common stock upon the occurrence of a Conversion Event.

At any time after the second anniversary of the Aicel acquisition closing date until the earlier of (a) the Aicel Convertible Note maturity date, or (b) the occurrence of any liquidity event, the lender has the right to require FiscalNote to repurchase the outstanding principal in exchange for FiscalNote common stock. The lender will receive a number of shares of FiscalNote equal to the outstanding principal plus accrued interest divided by the FiscalNote common stock price and rounded to the nearest whole share.

Upon the occurrence of an event of default, in addition to the lenders being able to declare amounts outstanding under the Aicel Convertible Note due and payable the lenders can elect to increase the paid-in-kind interest rate to 12.0% per annum.

The Company concluded that the contingent default interest provision was required to be bifurcated and treated as an embedded derivative liability. The associated value was immaterial and required no initial amount to be recorded. The Company determined that the remaining embedded features were clearly and closely related to the debt host and did not require bifurcation from the debt host.

The Aicel Convertible Note was recorded at its acquisition fair value of $1,131. The Company incurred total interest expense related to the Aicel Convertible Note of $3 during the three months ended March 31, 2023.

PPP Loan

On April 13, 2020, the Company received funding in the principal amount of $8,000 under the CARES Act. Interest accrues annually at 1%. On February 14, 2022, the SBA forgave $7,667 of the PPP Loan with the remaining balance of $333 to be repaid over five years. The Company recognized the forgiveness of PPP Loan as a gain on debt extinguishment in the condensed consolidated statements of operations and comprehensive loss. As of March 31, 2023, the Company recorded $68 of the remaining PPP Loan as short-term debt and $156 as long-term debt in the condensed consolidated balance sheets.

Total Debt

The following table summarizes the total estimated fair value of the Company's debt as of March 31, 2023 and December 31, 2022, respectively. These fair values are deemed Level 3 liabilities within the fair value measurement framework.

	March 31, 2023	December 31, 2022
New Senior Term Loan	$155,683	$165,540
Convertible notes	11,941	16,942
Dragonfly Seller Convertible Notes	8,281	-
Total	$175,905	$182,482

Warrants

Old FiscalNote Warrants

At March 31, 2023, 118,700 warrants (previously issued by Old FiscalNote to lenders prior to the New Senior Term Loan) with an exercise price of $8.56, remain outstanding. These warrants are accounted for as a liability with a fair value of $52 at March 31, 2023, and are included as part of the other non-current liabilities within the condensed consolidated balance sheets.

Warrants associated with Amendment 1

On March 17, 2023, in connection with Amendment No. 1 discussed above, the Company issued 80,000 warrants with an exercise price of $0.01. These warrants are accounted for as a liability with a fair value of $178 at March 31, 2023, and are included as part of the other non-current liabilities within the condensed consolidated balance sheets.

9. Stockholders’ Equity

Authorized Capital Stock

The Company’s charter authorizes the issuance of 1,809,000,000 shares, which includes Class A common stock, Class B common stock, and preferred stock.

Class A Common Stock

Subsequent to the Closing of the Business Combination, the Company's Class A common stock and public warrants began trading on the New York Stock Exchange (“NYSE”) under the symbols “NOTE” and “NOTE WS,” respectively. Pursuant to the Company’s charter, the Company is authorized to issue 1,700,000,000 shares of Class A common stock, par value $0.0001 per share. As of March 31, 2023, the Company had 125,576,069 shares of Class A common stock issued and outstanding.

Additionally, the Company has outstanding warrants to purchase shares of New FiscalNote Class A common stock that became exercisable upon the Closing of the Business Combination. Refer to Note 11, "Warrant Liabilities."

Class B Common Stock

Pursuant to the Company’s charter, the Company is authorized to issue 9,000,000 shares of Class B common stock, par value $0.0001 per share.

In connection with the Closing of the Business Combination, the Co-Founders, or entities controlled by the Co-Founders, received Class B shares of New FiscalNote common stock as consideration (see further details in Note 2, "Business Combination with DSAC").

As of March 31, 2023, the Company had 8,290,921 shares of Class B common stock issued and outstanding.

Preferred Stock

Pursuant to the Company’s charter, the Company is authorized to issue 100,000,000 shares of preferred stock, par value $0.0001 per share. Our board of directors has the authority without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, conversion rights, redemption privileges and liquidation preferences, which rights may be greater than the rights of the holders of the common stock. As of March 31, 2023, there were no shares of preferred stock issued and outstanding.

Dividends

The Company's Class A and Class B common stock are entitled to dividends if and when any dividend is declared by the Company's board of directors, subject to the rights of all classes of stock outstanding having priority rights to dividends. The Company has not paid any cash dividends on common stock to date. The Company may retain future earnings, if any, for the further development and expansion of the Company's business and have no current plans to pay cash dividends for the foreseeable future. Any future determination to pay dividends will be made at the discretion of the Company's board of directors and will depend on, among other things, the Company's financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as the Company's board of directors may deem relevant.

10. Earnout Shares and RSUs

The shareholders and other equity holders of Old FiscalNote as described below are entitled to receive up to 19,195,100 additional shares of Class A common stock of New FiscalNote (the “Earnout Awards”) in the form of Earnout Shares or as shares reserved for issuances upon settlement of Earnout RSUs, as described below. The Earnout Awards are split into five tranches each consisting of 3,839,020 shares of Class A common stock in New FiscalNote. Certain Old FiscalNote equity holders will receive Earnout Restricted Stock Units (the “Earnout RSUs”), which are settled in Class A common stock. The right to receive Earnout Awards will expire five years after the Closing Date (the “Earnout Period”). Each tranche of the Earnout Awards will be issued only when the dollar volume-weighted average price of one share of New FiscalNote Class A common stock is greater than or equal to $10.50, $12.50, $15.00, $20.00, or $25.00, respectively, for any 10 trading days within any period of 20 consecutive trading days during the Earnout Period (collectively, the “Triggering Events”).

Pursuant to the terms of the Business Combination Agreement, the holders of Old FiscalNote common stock, Old FiscalNote warrants, vested Old FiscalNote options and vested Old FiscalNote RSUs outstanding immediately prior to the Closing Date will be entitled to receive their proportionate allocation of Earnout Shares subject to achievement of the Triggering Event. Holders of unvested Old FiscalNote options and unvested Old FiscalNote RSUs outstanding immediately prior to the Closing Date will be entitled to receive their proportionate allocation of Earnout Shares in the form of Earnout RSUs subject to achievement of the Triggering Event. To the extent the equity award issued upon New FiscalNote's assumption of such any Old FiscalNote Option or Old FiscalNote RSU (each a “Converted Award”) is outstanding and has vested as of the occurrence of a Triggering Event, the holder thereof will receive a proportionate allocation of Earnout Shares in lieu of Earnout RSUs.

If a Converted Award is forfeited after the Closing Date but prior to the Triggering Event, no Earnout RSUs will be issued for such Converted Award. The right to receive Earnout RSUs that have been forfeited shall be reallocated pro-rata to the remaining holders of vested Converted Awards in the form of Earnout Shares and unvested Converted Awards in the form of Earnout RSUs in the manner described above. Reallocated Earnout RSUs are subject to the remaining vesting schedule and conditions of the Converted Award held by such equity holder. The forfeiture and subsequent reallocation of the Earnout RSUs are accounted for as the forfeiture of the original award and the grant of a new award.

A portion of the Earnout Shares that may be issued to Old FiscalNote common stockholders, Old FiscalNote vested option holders and Old FiscalNote warrant holders and all of the Earnout RSUs were determined to represent additional compensation for accounting purposes pursuant to ASC 718, “Compensation-Stock Compensation”. The Company recognizes stock-compensation expense based on the fair value of the Earnout Awards over the requisite service period for each tranche. Upon Closing, the Company recognized $17,712 of share-based compensation expense for vested Earnout Awards. The Company recognized $1,124 of share-based compensation expense during the three months ended March 31, 2023. The remaining Earnout Shares were determined to represent an equity transaction in conjunction with the reverse recapitalization and were evaluated pursuant to ASC 480, “Distinguishing Liabilities from Equity” and ASC 815, “Derivatives and Hedging”. These remaining Earnout Shares will be accounted for as a liability as the arrangement is indexed to something other than the Company’s stock. The liability is revalued at each reporting period with changes being recorded as a non-operating gain or loss in the condensed consolidated statements of operations and comprehensive loss. The liability of $68 was recorded in other non-current liabilities on the condensed consolidated balance sheets as of March 31, 2023 and December 31, 2022.

As of March 31, 2023, there was $1,631 of unrecognized compensation expense related to the Earnout Awards to be recognized over a weighted-average period of approximately one and a half years. As of March 31, 2023, no Earnout Shares and no Earnout RSUs have been issued as no Triggering Events have occurred.

11. Warrant Liabilities

Upon the Closing of the Business Combination, the Company assumed 8,750,000 public warrants and 7,000,000 private placement warrants that were previously issued by Old DSAC. Each public warrant and private placement warrant is exercisable for 1.571428 shares of New FiscalNote Class A common stock (or an aggregate of up to 24,750,000 shares of New FiscalNote Class A common stock).

During the three months ended March 31, 2023, no public warrants were exercised into shares of Class A common stock. No private placement warrants have been exercised to date. Accordingly, as of March 31, 2023, the Company had 8,358,964 public warrants and

7,000,000 private placement warrants outstanding with a per share fair value of $0.32. These warrants are accounted for as a liability and have a fair value of $4,915 at March 31, 2023.

Public Warrants

Each public warrant entitles the registered holder to acquire 1.571428 shares of the Company’s Class A common stock at a price of $7.32 per share, subject to adjustment as discussed below. The warrants became exercisable on August 29, 2022. Warrants may only be exercised for a whole number of shares of Class A common stock. The public warrants will expire on July 29, 2027, or earlier upon redemption or liquidation.

Redemption of warrants for cash

The Company may call the public warrants for redemption for cash:

•
in whole and not in part;
•
at a price of $0.01 per warrant;
•
upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and
•
if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $11.45 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of the Company’s Class A common stock and equity-linked securities) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company for cash, the Company may exercise its redemption right even if the Company is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

Redemption of warrants for shares of Class A common stock

The Company may redeem the outstanding warrants for shares of Class A common stock:

•
in whole and not in part;
•
at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants prior to redemption and receive that number of shares determined by reference to an agreed table, based on the redemption date and the “fair market value” of Class A common stock (as defined below) except as otherwise described below;
•
if, and only if, the last reported sale price of the Company’s Class A common stock equals or exceeds $6.36 per share (as adjusted per stock splits, stock dividends, reorganizations, recapitalizations and the like and for certain issuances of the Company’s Class A common stock and equity-linked securities) on the trading day prior to the date on which the Company sends the notice of redemption to the warrant holders; and
•
if and only if, the private placement warrants are also concurrently exchanged at the same price (equal to a number of shares of our Class A common stock) as the outstanding public warrants, as described above.
•
The “fair market value” of the Class A common stock shall mean the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. In no event will the warrants be exercisable in connection with this redemption feature for more than 0.567 shares of Class A common stock per warrant (subject to adjustment).

Private Placement Warrants

The private placement warrants are not redeemable by the Company so long as they are held by the sponsor of DSAC or its permitted transferees, except in certain limited circumstances. The DSAC Sponsor, or its permitted transferees, has the option to exercise the private placement warrants on a cashless basis and the DSAC Sponsor and its permitted transferees has certain registration rights related to the private placement warrants (including the shares of Class A common stock issuable upon exercise of the private placement warrants). Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the public warrants. If the private placement warrants are held by holders other than the DSAC Sponsor or its permitted transferees, the private placement warrants will be redeemable by the Company and exercisable by the holders on the same basis as the public warrants.

12. Stock-Based Compensation

2022 Long-Term Incentive Plan

In connection with the Business Combination, the Company's board of directors adopted, and its stockholders approved, the 2022 Long-Term Incentive Plan (the “2022 Plan”) under which 20,285,600 shares of Class A common stock were initially reserved for issuance. The 2022 Plan allows for the issuance of incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, other stock-based awards and cash-based awards.

During the three months ended March 31, 2023 the Company issued 331,902 stock options, 25,000 performance based stock options, 4,500,588 restricted stock units, and 75,000 performance based restricted stock units. At March 31, 2023, 7,101,740 stock options, 2,556,550 performance stock options, 6,947,744 restricted stock units, and 75,000 performance based restricted stock units remain outstanding. As of March 31, 2023, the Company had 7,185,245 shares of Class A common stock available for issuance under the 2022 Plan.

The Company recognized $6,404 and $260 of stock-based compensation expense during the three months ended March 31, 2023 and 2022, respectively.

2022 Employee Stock Purchase Plan

In connection with the Business Combination, the Company’s board of directors adopted, and its stockholders approved, the 2022 Employee Stock Purchase Plan (the “ESPP”) whereby eligible employees may authorize payroll deductions of up to 15% of their regular base salary to purchase shares at the lower of 85% of the fair market value of the common stock on the date of commencement of the offering or on the last day of the six-month offering period. The plan is defined as compensatory, and accordingly, a stock-based compensation charge of $102 was recorded as the difference between the fair market value and the discounted purchase price of the Company's common stock. As of March 31, 2023, no shares have been issued under the ESPP and the Company had 4,499,015 shares of Class A common stock available for issuance under the ESPP.

Withholding Taxes on Equity Awards

In connection with the settlement of equity awards, the Company records a non-cash liability and corresponding APIC adjustment for the withholding taxes on net share settlement of stock-based compensation and option exercises until such time as those taxes have been remitted to the respective taxing authorities.

13. Transaction (Gains) Costs, net

The Company incurred the following transaction costs related to businesses acquired and the consummation of the Business Combination during the periods presented:

	Three Months Ended March 31,
	2023	2022
Transaction costs related to acquired businesses	$1,222	$72
Non-capitalizable Business Combination costs	184	203
Change in contingent consideration liabilities	(156)	(1,366)
Contingent compensation expense	158	46
Total transaction costs (gains), net	$1,408	$(1,045)

14. Earnings (Loss) Per Share

The Company has two classes of common stock authorized: Class A common stock and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to twenty-five votes per share. The Company allocates undistributed earnings attributable to common stock between the common stock classes on a one‑to‑one basis when computing net loss per share. As a result, basic and diluted net income (loss) per share of Class A common stock and Class B common stock are equivalent.

Earnings (loss) per share is computed by dividing net loss attributable to common shareholders by the weighted average number of common shares outstanding during the period on a basic and diluted basis. The Company’s net loss used in computing basic and diluted earnings per share is adjusted for the deemed dividends resulting from the accretion of Old FiscalNote's preferred shares to redemption value and beneficial conversion features, as applicable. The Old FiscalNote preferred shares were outstanding during the three months ended March 31, 2022. At the closing of the Business Combination, all of Old FiscalNote’s preferred shares were exchanged for Class A common stock of New FiscalNote. Diluted earnings (loss) per share considers the impact of potentially dilutive securities.

The components of basic and diluted earnings (loss) per shares are as follows:

(in thousands, except per share data)	Three Months Ended March 31,
Numerator:	2023	2022
Net loss	$(19,273)	$(28,351)
Deemed dividend - change in redemption value of preferred stock of Old FiscalNote	-	8,395
Net loss used to compute basic and diluted loss per share	$(19,273)	$(19,956)
Denominator:
Weighted average common stock outstanding, basic and diluted	133,082,639	18,757,067

Net loss per share, basic and diluted	$(0.14)	$(1.06)

Anti-dilutive securities excluded from diluted loss per share:
Anti-dilutive Earnout Awards	19,195,100	-
Anti-dilutive stock options	2,033,574	8,407,614
Anti-dilutive Convertible Notes	2,075,225	24,301,372
Anti-dilutive contingently issuable shares	1,339,924	1,634,529
Anti-dilutive restricted stock units	7,022,744	727,526
Anti-dilutive other liability - classified warrants	-	252,242
Anti-dilutive Aicel Convertible Notes	112,899	-
Anti-dilutive convertible preferred stock	-	50,032,288
Anti-dilutive convertible senior debt	-	16,683,775
Total anti-dilutive securities excluded from diluted loss per share	31,779,466	102,039,346

The weighted-average common shares and thus the net loss per share calculations and potentially dilutive security amounts for all periods prior to the Business Combination have been retrospectively adjusted to the equivalent number of shares outstanding immediately after the Business Combination to effect the reverse recapitalization. Historically reported weighted average shares outstanding have been multiplied by the Exchange Ratio (see Note 2, "Business Combination with DSAC").

15. Provision (Benefit) from Income Taxes

Effective Tax Rate

The Company computes its quarterly and year-to-date provisions for income taxes by applying the estimated effective tax rates to the quarterly and year-to-date pre-tax income or losses and adjusting the provisions for discrete tax items recorded in the periods. For the three months ended March 31, 2023 the Company reported a tax provision of $30 on a pre-tax loss of $19,243, which resulted in an effective tax rate of (0.16) percent. The Company’s effective tax rate differed from the U.S. statutory rate of 21 percent primarily due to state taxes, the impact of a valuation allowance on the Company’s deferred tax assets, and other nondeductible expenses such as stock option deductions and non-deductible officer's compensation. During the three months ended March 31, 2023, the Company had discrete items relating to goodwill impairment, unrecognized tax benefits and the tax impact of interest expense on unrecognized tax benefits.

For the three months ended March 31, 2022, the Company reported a tax benefit of $374 on a pretax loss of $28,725, which resulted in an effective tax rate of 1.30 percent. The Company's effective tax rate differed from the U.S. statutory rate of 21 percent primarily due to state taxes, the impact of a valuation allowance on the Company’s deferred tax assets, an inclusion of global intangible low-taxed income ("GILTI"), disallowed interest expense, non-includible income relating to the forgiveness of the PPP loan, non-includible income relating to a fair value adjustment on contingent consideration, non-includible income for debt premium amortization relating to an equity transaction and other nondeductible expenses. During the three months ended March 31, 2022, the Company had a discrete item relating to the impact of changes in state tax rates on the Company’s deferred tax assets and exercises of stock options.

Unrecognized Tax Benefits and Other Considerations

The Company records liabilities related to its uncertain tax positions. Tax positions for the Company and its subsidiaries are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company believes that it has provided adequate reserves for its income tax uncertainties in all open tax years. As the outcome of the tax audits cannot be predicted with certainty, if any issues arising in the Company's tax audits progress in a manner inconsistent with management's expectations, the Company could adjust its provision for income taxes in the future. For the three months ended March 31, 2023, the Company reported an uncertain tax position totaling $639 relating to a state tax filing position. In addition, the Company derecognized $89 deferred tax liabilities relating to historically reported R&D credits as the statute of limitations had expired during the three months ended March 31, 2022. The Company has the following activities relating to unrecognized tax benefits for the periods presented:

	Three Months Ended March 31,
	2023	2022
Beginning balances at December 31, 2022 and 2021	$639	$728
Gross increases - tax positions in prior periods	-	-
Gross decreases - tax positions in prior periods	-	-
Gross increases - tax positions in current periods	-	-
Settlements	-	-
Lapses in statutes of limitations	-	(89)
Ending balances at March 31, 2023 and 2022	$639	$639

16. Fair Value Measurements and Disclosures

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, and other accruals readily convertible into cash approximate fair value because of the short-term nature of the instruments.

The following table presents the Company’s financial assets and liabilities accounted for at fair value on a recurring basis as of March 31, 2023 by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Liabilities:
Public warrants	$2,675	$-	$-	$2,675
Private placement warrants	-	2,240	-	2,240
Contingent liabilities from acquisitions	-	-	2,790	2,790
Liability classified warrants (a)	-	-	52	52
Dragonfly Seller Convertible Notes	-	-	8,281	8,281
(a) - Included in other liabilities on the condensed consolidated balance sheets

The following table presents the Company’s financial assets and liabilities accounted for at fair value on a recurring basis as of December 31, 2022 by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Liabilities:
Public warrants	$10,282	$-	$-	$10,282
Private placement warrants	-	8,610	-	8,610
Contingent liabilities from acquisitions	-	-	1,579	1,579
Liability classified warrants (a)	-	-	182	182
(a) - Included in other liabilities on the condensed consolidated balance sheets

The following table summarizes changes in fair value of the Company’s level 3 liabilities during the periods presented:

	Contingent Liabilities from Acquisitions	Liability Classified Warrants	Dragonfly Seller Convertible Notes
Balance at December 31, 2022	$1,579	$182	$-
Fair value at issuance date	-	-	8,635
Contingent consideration at acquisition date	1,445	-	-
Contingent compensation recognized	157	-	-
Change in fair value included in the determination of net loss(a)	(156)	(130)	(574)
Earned contingent consideration settled	(196)	-	-
Cash contingent consideration earned and subsequently settled	(39)	-	-
Paid in kind interest	-	-	223
Foreign exchange	-	-	(3)
Balance at March 31, 2023	$2,790	$52	$8,281
(a)
The change in contingent liabilities from acquisitions is recorded as transaction costs on the condensed consolidated statements of operations and comprehensive loss.

Public Warrants

The fair value of the public warrants is estimated based on the quoted market price of such warrants on the valuation date. As of March 31, 2023 and December 31, 2022, the estimated fair value of the public warrants was $2,675 and $10,282, respectively. The non-cash gain of $7,607 resulting from the change in fair value is recorded in change in fair value of financial instruments in the condensed consolidated statements of operations and comprehensive loss during the three months ended March 31, 2023.

Private Placement Warrants

As of March 31, 2023 and December 31, 2022, the estimated fair value of the private warrants was $2,240 and $8,610, respectively. The non-cash gain of $6,370 resulting from the change in fair value is recorded in the change in fair value of financial instruments in the condensed consolidated statements of operations and comprehensive loss during the three months ended March 31, 2023.

Dragonfly Seller Convertible Notes

The Dragonfly Seller Convertible Notes were recognized as a liability in connection with the acquisition on January 27, 2023 at a fair value of $8,635. As of March 31, 2023, the estimated fair value of the Dragonfly Seller Convertible Notes were $8,281. The non-cash gain of $573 is recorded in the change in fair value of financial instruments in the condensed consolidated statements of operations and comprehensive loss during the three months ended March 31, 2023. The following table presents the assumptions used to determine the fair value of the Dragonfly Seller Convertible Notes at March 31, 2023 and January 27, 2023:

	March 31, 2023	January 27, 2023
Common stock share price	$2.23	$5.06
Risk free rate	3.6%	3.6%
Yield	18.5%	17.5%
Expected volatility	48.0%	40.0%
Expected term (years)	4.8	5.0

As of March 31, 2023, the difference between the aggregate fair value and the unpaid principal balance of the Dragonfly Seller Convertible Notes is $2,918.

Contingent Liabilities from acquisitions

The contingent liabilities from acquisitions are classified as Level 3 in the fair value hierarchy. At March 31, 2023 and December 31, 2022, the contingent consideration and compensation relates to the following acquisitions:

	March 31, 2023	December 31, 2022
Dragonfly	$1,710	$-
Curate	266	883
FrontierView	733	600
Equilibrium	67	43
DT Global	14	53
Total contingent liabilities from acquisitions	$2,790	$1,579

The Company settled part of the Curate contingent consideration and compensation through an issuance of 83,393 additional shares in a non-cash transaction on the consolidated statement of cash flows.

The Company estimated the fair value of the Dragonfly and Curate contingent consideration and compensation using a Monte Carlo simulation. These fair value measurements are based on significant inputs not observable in the market and thus represents Level 3 measurements as defined in ASC 820. Significant changes in the key assumptions and inputs could result in a significant change in the fair value measurement of the contingent consideration.

The following inputs and assumptions were used to value contingent liabilities from acquisitions as of March 31, 2023:

	Dragonfly	Curate
Risk premium	21.0%	13.0%
Risk free rate	4.8%	4.6%
Revenue volatility	24.0%	30.0%
Expected life (years)	0.8	1.0

Liability classified warrants

The Last Out Lender Warrants are classified as Level 3 in the fair value hierarchy. The fair value of the Last Out Lender Warrants is calculated using the Black-Scholes calculation with the following inputs:

March 31, 2023
Common stock fair value	$2.23
Time to maturity (years)	2.3
Risk free rate	4.30%
Volatility	50%
Exercise price	$8.56

Non-Financial Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

The Company’s long-lived assets, including property and equipment, intangible assets and goodwill are measured at fair value on a non-recurring basis when an impairment has occurred. The Company has recognized an impairment of goodwill as disclosed in Note 7, "Goodwill" during the three months ended March 31, 2023. The company recognized an impairment of an operating lease asset related to certain unoccupied office space as disclosed in Note 5, "Leases" during the three months ended March 31, 2022. The Company has not identified any additional impairments to be recorded during the three months ended March 31, 2023 and 2022.

Excluding a total of $2,500 earned cash contingent compensation related to Predata and FrontierView being transferred from Level 3 to Level 1 during the three months ended March 31, 2022, there were no other transfers of assets or liabilities between levels during the three months ended March 31, 2023 and 2022.

Changes to fair value are recognized as income or expense in the condensed consolidated statements of operations and comprehensive loss.

17. Commitments and Contingencies

Legal Proceedings

From time to time the Company is a party to various disputes, claims, lawsuits and other regulatory and legal matters, including both asserted and unasserted legal claims, in the ordinary course of business. The status of each such matter, referred to herein as a loss contingency, is reviewed and assessed in accordance with applicable accounting rules regarding the nature of the matter, the likelihood that a loss will be incurred, and the amounts involved.

On May 13, 2022, Old FiscalNote received a letter from GPO FN Noteholder LLC (the “Disputing Lender”) disputing such lender’s pro forma beneficial ownership set forth Amendment No. 4 to the Company’s Registration Statement on Form S-4 dated May 9, 2022. The terms governing Old FiscalNote’s indebtedness with the Disputing Lender provided that, in connection with the Business Combination, and following a $50,000 repayment, the remainder of such indebtedness could be converted at Old FiscalNote’s option into shares of Old FiscalNote common stock based upon a conversion price determined in accordance with the terms of such indebtedness. The shares of Old FiscalNote common stock issued upon such conversion were issued prior to the Business Combination and thereafter were exchanged for 7,781,723 shares of the Company's Class A common stock. In connection with the Business Combination, the Disputing Lender claimed it was owed approximately 4.4 million additional shares of the Company’s Class A common stock.

On January 27, 2023, the Company entered into a term sheet (the “Term Sheet”) with the Disputing Lender pursuant to which the parties agreed to negotiate in good faith to enter into definitive documentation providing for the following: (i) the Disputing Lender shall return 5,881,723 shares of Class A Common Stock held by the Disputing Lender to the Company for cancellation, (ii) the Company shall issue to the Disputing Lender a subordinated convertible promissory note in an initial principal amount of $46,794 (the “New Note”), and (iii) the parties shall enter into a mutual settlement and release of all claims (including, but not limited to, any claims by the Disputing Lender for additional shares or money damages resulting from the entry into the Agreement and Plan of Merger, dated November 7, 2021, as amended on May 9, 2022, (the “Merger Agreement”)), relating to or arising from the conversion of the Original Note.

Pursuant to the Term Sheet, the New Note would have a maturity date five years from the date of issuance (the “Maturity Date”) and bear interest at a rate of 7.50% per annum payable quarterly in arrears, as follows: (i) for the first year following the date of issuance, interest would be payable in kind; and (ii) for any period thereafter, interest would be payable in cash or shares of Class A Common Stock, at the Company’s option, with the value per share determined with reference to the trailing 30-day volume weighted average trading price (“VWAP”) prior to the interest payment date.

The New Note would be subordinate to the Company’s obligations under its existing senior secured indebtedness. Additionally, the New Note would be subject to guarantees by the guarantors of the Company’s existing senior secured indebtedness. At any time prior to the Maturity Date, the Disputing Lender would be entitled to convert all or any portion of the principal amount of the New Note and accrued interest thereon into shares of Class A Common Stock at a conversion price equal to $8.28 per share (the “Conversion Price”). The Conversion Price would be subject to customary anti-dilution adjustments for stock splits and similar transactions and, subject to standard exceptions, weighted average anti-dilution protection for issuances below the then-prevailing Conversion Price.

The principal amount, together with accrued interest thereon, of the New Note would be redeemable by the Company in whole or in part as follows: (i) from the 24th month following issuance through the 48th month following issuance, if the Measurement Price (defined below) equals or exceeds 120% of the Conversion Price and (ii) thereafter at par regardless of the Measurement Price. “Measurement Price” would mean the VWAP of the Class A Common Stock on the NYSE during the 30-consecutive trading day period preceding a given redemption date.

In addition, the New Note would contain restrictive covenants and events of default provisions that are customary for transactions of this type. Additionally, the Disputing Lender would receive customary resale registration rights with respect to the shares of Class A Common Stock issuable upon conversion of the New Note.

The Term Sheet is non-binding and only requires the Company and Disputing Lender to negotiate the definitive documents in good faith and use reasonable best efforts to obtain all requisite third-party approvals required to consummate the transaction. Additionally, if definitive documentation is not mutually agreed within five months from the date of the Term Sheet, either party may elect to cease negotiations and terminate the Term Sheet. As a result, the terms of the New Note as set forth in the Term Sheet may be subject to change in connection with the preparation and execution of the definitive agreements and there is no guarantee that the parties will be able to finalize definitive agreements or that the closing conditions will be satisfied.

At December 31, 2022 the Company determined that as it related to the Term Sheet, it was both probable that a liability had been incurred and the amount of the loss could be reasonably estimated and such amount is material. Accordingly, at December 31, 2022 the Company accrued $11,700 in loss contingency that represents the difference between the estimated fair value of the New Note the Company expects to enter into with the Disputing Lender in exchange for the return and cancellation of 5,881,723 shares. At March 31, 2023 the Company continued to estimate the loss contingency to be $11,700. The estimated fair value of the New Note was determined based on a trinomial lattice model. The Company notes that as the terms of the New Note have not been finalized, the final loss may change, and that difference may be material. This is recorded in other non-current liabilities on the balance sheets at March 31, 2023 and December 31, 2022.

Legal fees are recognized as incurred when the legal services are provided, and therefore are not recognized as part of the loss contingency.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion provides information that FiscalNote’s management believes is relevant to an assessment and understanding of FiscalNote’s condensed consolidated results of operations and financial condition. The discussion should be read together with the unaudited interim condensed consolidated financial statements and accompanying notes included in Part I, Item 1 of this Quarterly Report on Form 10-Q.

Certain monetary amounts, percentages and other figures included below have been subject to rounding adjustments as amounts are presented in thousands or millions, as the context describes. Percentage amounts included below have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts may vary from those obtained by performing the same calculations using the figures in our condensed consolidated financial statements included elsewhere herein. Certain other amounts that appear below may not sum due to rounding.

This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in Part II, Item 1A, “Risk Factors” and other factors set forth in other parts of this Quarterly Report on Form 10-Q. Unless the context otherwise requires, references in this Quarterly Report on Form 10-Q to the “Company,” “FiscalNote,” “we,” “us,” or “our” refer to the business of Old FiscalNote, which became the business of New FiscalNote and its subsidiaries following the Closing.

Overview

FiscalNote is a leading technology provider of global policy and market intelligence. It delivers critical, actionable legal and policy insights in a rapidly evolving political, regulatory and macroeconomic environment. By combining artificial intelligence (AI) technology, other technologies with analytics, workflow tools, and expert peer insights, FiscalNote empowers customers to manage policy, address regulatory developments, and mitigate global risk. FiscalNote ingests unstructured legislative and regulatory data, and employs AI and data science to deliver structured, relevant and actionable information in order to facilitate key operational and strategic decisions by global enterprises, midsized and smaller businesses, government institutions, trade groups and nonprofits. FiscalNote delivers that intelligence through its suite of public policy and issues management products, coupled with expert research and analysis of markets and geopolitical events, as well as powerful tools to manage workflows, advocacy campaigns and constituent relationships.

Business Combination

On the Closing Date, we consummated the transactions contemplated by the Merger Agreement, by and among Old FiscalNote, DSAC, and Merger Sub. Pursuant to these transactions, Merger Sub merged with and into Old FiscalNote, with Old FiscalNote becoming a wholly owned subsidiary of DSAC. On the Closing Date, and in connection with the Closing, DSAC domesticated and continued as a Delaware corporation under the name of “FiscalNote Holdings, Inc."

We accounted for the Business Combination as a reverse recapitalization whereby Old FiscalNote was determined as the accounting acquirer and DSAC as the accounting acquiree. While DSAC was the legal acquirer in the Business Combination, because Old FiscalNote was determined as the accounting acquirer, the historical financial statements of Old FiscalNote became the historical financial statements of the combined company, upon the consummation of the Business Combination. Accordingly, New FiscalNote, as the parent company of the combined business, is the successor SEC registrant, meaning that our financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC.

The Business Combination had a significant impact on our reported financial position and results as a result of the reverse recapitalization. The most significant change in our reported financial position and results was an increase in net cash of $65.6 million from gross cash proceeds of $325.0 million, including $114.0 million from the backstop agreement with the sponsor of DSAC, $61.0 million from DSAC’s trust account from its initial public offering, and $150.0 million from the New Senior Term Loan (as defined below). Such gross proceeds were offset by $45.2 million transaction costs, which principally consisted of advisory, legal and other professional fees, and were recorded in Additional Paid-in Capital, net of proceeds from the DSAC trust and $3.5 million of debt issuance costs paid out of the proceeds of the New Senior Term Loan on the Closing Date, of which $2.8 was capitalized and $0.7 million included in the loss on debt extinguishment. Cumulative debt repayments, inclusive of accrued but unpaid interest, of $210.7 million were paid in conjunction with the close, which consisted of a $75.3 million repayment of the First Out Term Loan, $61.7 million repayment of the Last Out Term Loan, a $50.0 million payment used to retire the non-converting portion of the Senior Secured Subordinated Promissory Note, a $16.3 million repayment of the 8090 FV Subordinated Promissory Note, and $7.4 million repayment of the 2021 Seller Notes. Please refer to Note 8, "Debt - Senior Capital Term Loan Refinancing" to our consolidated financial statements for information regarding our indebtedness outstanding prior to the Business Combination and the refinancing thereof.

In connection with the Business Combination, we recognized a $34.9 million warrant liability on our consolidated balance sheets for the fair value of the public warrants and private placement warrants that were previously issued by DSAC and assumed by New FiscalNote in the Business Combination, along with the additional private placement warrants that were issued upon the closing of the Business Combination. We adjust the liability-classified warrants to fair value at each reporting period. The warrant liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our condensed consolidated statement of operations. As a result of the recurring fair value measurement, our future financial statements and results of operations may fluctuate quarterly, based on factors that are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on the warrants each reporting period and that the amount of such gains or losses could be material.

In connection with the Business Combination, we recognized (a) $28.9 million of incremental stock-based compensation charges that consisted of $5.0 million related to certain awards that vested as a result of the Business Combination, $6.2 million related to awards issued to our CEO, COO, and CFO pursuant to their respective employment agreements, and $17.7 million related to the Earnout Awards that may be issued to shareholders and equity award holders that for accounting purposes are treated as compensation awards (See Note 14, Earnings (Loss) Per Share, of our condensed consolidated financial statements), (b) $45.3 million of loss on debt extinguishment as a result of repayment of certain of our outstanding debt, as well as the conversion of our convertible debt as part of the Business Combination, and (c) $32.1 million interest charge related to the derecognition of the beneficial conversion feature associated with our converted debt.

As a consequence of the Business Combination, we became an SEC-registered and NYSE-listed company, which may require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. Upon Closing, we began to incur additional public company expenses for, among other things, directors’ and officers’ liability insurance, director fees and additional internal and external accounting, legal and administrative resources.

Factors Impacting the Comparability of Our Operating Results

Acquisitions affect the comparability of our financial statements from period to period. Acquisitions completed during one period impact comparability to a prior period in which we did not own the acquired entity.

On January 27, 2023, we completed the acquisition of Dragonfly for up to $25.2 million (the "2023 Acquisition"), which included a combination of cash, stock, convertible notes and contingent payments.

During the year ended December 31, 2022, we completed the following acquisitions that are referred to as the "2022 Acquisitions" (and collectively with the 2023 Acquisition, the "Acquisitions"):

•
Aicel Technologies on July 29, 2022 for $8.7 million; and
•
DT-Global on September 30, 2022 for $0.6 million.

As a result of our acquisitions, respectively, we have, and will continue to incur, significant non-cash amortization expense related to the amortization of purchased intangibles, which have reduced our operating income by approximately $2.2 million and $1.7 million during the three months ended March 31, 2023 and 2022, respectively.

From time to time, management reviews the Company’s existing products and services based on their financial (e.g., revenue, margin) profile and strategic factors. In connection with such a review in 2020 and 2021 management decided to cease selling certain non-core subscription products representing subscription revenue of approximately $0.1 million and $0.3 million during the three months ended March 31, 2023 and 2022, respectively.

We continue to invest for future growth. We are focused on several key growth levers, including cross-selling and upselling opportunities at existing clients, expanding our client base with a focus on enterprise and government customers, expansion into adjacent markets and deepening our offerings for regulated industries or sectors, and continuing to execute on our acquisition strategy. Several of these growth drivers require investment in and refinement of our go-to-market approach and, as a result, we may continue to incur additional costs upfront to obtain new customers and expand our relationships with existing customers, including additional sales and marketing expenses specific to subscription revenue.

We plan to invest a portion of the available capital resources in building innovative products, acquiring complementary businesses, attracting new customers and expanding our leadership role in the legal and regulatory information market. We drive growth both organically and through acquisitions. We regularly evaluate acquisitions and investment opportunities in complementary businesses to supplement our existing platform, enable us to enter new markets and ensure that we are well positioned to provide critical insights to the regulated sectors of the future. Past acquisitions have enabled us to deliver innovative solutions in new categories, such as global risk analysis and environmental, social and governance (“ESG”) automation software, analytics and integration, and new data sets to enhance the functionality of our existing products. Strategic acquisitions will remain a core component of our strategy in the future.

Key Performance Indicators

In addition to our GAAP results further described and discussed below in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we monitor the following key performance indicators to evaluate growth trends, prepare financial projections, make strategic decisions, and measure the effectiveness of our sales and marketing efforts. Our management team assesses our performance based on these key performance indicators because it believes they reflect the underlying trends and indicators of our business and serve as meaningful indicators of our continuous operational performance.

Annual Recurring Revenue (“ARR”)

Approximately 90% of our revenues are subscription based, which leads to high revenue predictability. Our ability to retain existing subscription customers is a key performance indicator that helps explain the evolution of our historical results and is a leading indicator of our revenues and cash flows for subsequent periods. We use ARR as a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring subscription customer contracts. We calculate ARR on a parent account level by annualizing the contracted subscription revenue, and our total ARR as of the end of a period is the aggregate thereof. ARR is not adjusted for the impact of any known or projected future customer cancellations, upgrades or downgrades, or price increases or decreases. The amount of actual revenue that we recognize over any 12-month period is likely to differ from ARR at the beginning of that period, sometimes significantly. This may occur due to timing of the revenue bookings during the period, cancellations, upgrades, or downgrades and pending renewals. ARR should be viewed independently of revenue as it is an operating metric and is not intended to be a replacement or forecast of revenue. Our calculation of ARR may differ from similarly titled metrics presented by other companies.

Our ARR at March 31, 2023 and December 31, 2022, was $118.9 million and $113.3 million, respectively. Our ARR at March 31, 2023 and 2022, excluding the 2022 and 2023 Acquisitions, was $109.6 million and $100.0 million, respectively. ARR of the 2022 and 2023 Acquisitions, was approximately $9.3 million and $8.1 million as of March 31, 2023 and 2022, respectively, including pre-acquisition ARR performance of the 2022 and 2023 Acquisitions on the basis reported to FiscalNote in connection with such company’s acquisition.

Run-Rate Revenue

Management also monitors Run-Rate Revenue, which we define as ARR plus non-subscription revenue earned during the last twelve months. We believe Run-Rate Revenue is an indicator of our total revenue growth, incorporating the non-subscription revenue that we believe is a meaningful contribution to our business as a whole. Although our non-subscription business is non-recurring, we regularly sell different advisory services to repeat customers. The amount of actual subscription and non-subscription revenue that we recognize over any 12-month period is likely to differ from Run-Rate Revenue at the beginning of that period, sometimes significantly. Our Run-Rate Revenue at March 31, 2023 and December 31, 2022, including Acquisitions, was approximately $133.6 million and $126.7 million, respectively. Our Run-Rate Revenue at March 31, 2023 and 2022, excluding the 2022 and 2023 Acquisitions, was approximately $122.5 million and $112.0 million, respectively. Run-Rate Revenue of the 2022 and 2023 Acquisitions was approximately $11.1 million and $9.5 million as of March 31, 2023 and 2022, respectively, including pre-acquisition Run-Rate Revenue performance of the Acquisitions on the basis reported to FiscalNote in connection with such company’s acquisition.

Net Revenue Retention (“NRR”)

Our NRR, which we use to measure our success in retaining and growing recurring revenue from our existing customers, compares our recognized recurring revenue from a set of customers across comparable periods. We calculate our NRR for a given period as ARR at the end of the period minus ARR contracted from new clients for which there is no historical revenue booked during the period, divided by the beginning ARR for the period. We calculate NRR at our parent account level. Customers from acquisitions are not included in NRR until they have been part of our condensed consolidated results for 12 months. Accordingly, the 2023 and 2022 Acquisitions are not included in our NRR for the three months ended March 31, 2023. Our calculation of NRR for any fiscal period includes the positive recurring revenue impacts of selling additional licenses and services to existing customers and the negative recognized recurring revenue impacts of contraction and attrition among this set of customers. Our NRR may fluctuate as a result of a number of factors, including the growing level of our revenue base, the level of penetration within our customer base, expansion of products and features, the timing of renewals, and our ability to retain our customers. Our calculation of NRR may differ from similarly titled metrics presented by other companies. NRR was 96% and 101% for the three months ended March 31, 2023 and 2022, respectively.

Non-GAAP Financial Measures

In addition to financial measures prepared in accordance with GAAP, we use certain non-GAAP financial measures to clarify and enhance our understanding, and aid in the period-to-period comparison, of our performance. Where applicable, we provide reconciliations of these non-GAAP measures to the corresponding most closely related GAAP measure. Investors are encouraged to review the reconciliation of each of these non-GAAP financial measures to its most comparable GAAP financial measure. While we believe that these non-GAAP financial measures provide useful supplemental information, non-GAAP financial measures have limitations and should not be considered in isolation from, or as a substitute for, their most comparable GAAP measures. These non-GAAP financial measures are not prepared in accordance with GAAP, do not reflect a comprehensive system of accounting and may not be comparable to similarly titled measures of other companies due to potential differences in their financing and accounting methods, the book value of their assets, their capital structures, the method by which their assets were acquired and the manner in which they define non-GAAP measures.

Adjusted Revenue

Adjusted revenue represents revenue adjusted to include amounts that would have been recognized if deferred revenue was not adjusted to fair value in connection with acquisition accounting. Adjusted revenue is presented because we use this measure to evaluate performance of our business against prior periods and believe it is useful for investors as an indicator of the underlying performance of our business. Adjusted revenue is not a recognized term under U.S. GAAP. Adjusted revenue does not represent revenues, as that term is defined under GAAP, and should not be considered as an alternative to revenues as an indicator of our operating performance. Adjusted revenue as presented herein is not necessarily comparable to similarly titled measures presented by other companies.

Adjusted Gross Profit and Adjusted Gross Profit Margin

We define Adjusted Gross Profit as Adjusted Revenue minus cost of revenues, before amortization of intangible assets that are included in costs of revenues. We define Adjusted Gross Profit Margin as Adjusted Gross Profit divided by Adjusted Revenues.

We use Adjusted Gross Profit and Adjusted Gross Profit Margin to understand and evaluate our core operating performance and trends. We believe these metrics are useful measures to us and to our investors to assist in evaluating our core operating performance because they provide consistency and direct comparability with our past financial performance and between fiscal periods, as the metrics eliminate the non-cash effects of amortization of intangible assets and deferred revenue, which are non-cash impacts that may fluctuate for reasons unrelated to overall operating performance.

Adjusted Gross Profit and Adjusted Gross Profit Margin have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. They should not be considered as replacements for gross profit and gross profit margin, as determined by GAAP, or as measures of our profitability. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures only for supplemental purposes. Adjusted Gross Profit and Adjusted Gross Profit Margin as presented herein are not necessarily comparable to similarly titled measures presented by other companies.

EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP financial measures. EBITDA represents earnings before interest expense, income taxes, depreciation and amortization. Adjusted EBITDA reflects further adjustments to EBITDA to exclude certain non-cash items and other items that management believes are not indicative of ongoing operations. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Adjusted Revenue.

We disclose EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin in this Quarterly Report on Form 10-Q because these non-GAAP measures are key measures used by management to evaluate our business, measure our operating performance and make strategic decisions. We believe that EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are useful for investors and others in understanding and evaluating our operating results in the same manner as management. EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are not financial measures calculated in accordance with GAAP and should not be considered as substitutes for net loss, net loss before income taxes, or any other operating performance measure calculated in accordance with GAAP. Using these non-GAAP financial measures to analyze our business would have material limitations because the calculations are based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. In addition, although other companies in our industry may report measures titled EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin or similar measures, such non-GAAP financial measures may be calculated differently from how we calculate non-GAAP financial measures, which reduces their comparability. Because of these limitations, you should consider EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin alongside other financial performance measures, including net income and our other financial results presented in accordance with GAAP.

Key Components of Results of Operations

Revenues

We derive our revenues from subscription revenue arrangements and advisory, advertising and other revenues. Subscription revenues account for approximately 90% of our total revenues for the three months ended March 31, 2023 and 2022.

Subscription revenue

Subscription revenues consist of revenue earned from subscription-based arrangements that provide customers the right to use the Company’s software and products in a cloud-based infrastructure. Subscription revenues are driven primarily by the number of active licenses, the types of products and the price of the subscriptions. The Company also earns subscription revenues by licensing to customers its digital content, including transcripts, news and analysis, images, video and podcast data.

Our subscription arrangements generally have contractual terms of 12 months or more and are non-refundable regardless of the actual use of the service. Subscription revenues are recognized ratably over the non-cancellable contract terms beginning on the commencement date of each contract, which is the date our service is first made available to customers.

Advisory, advertising, and other revenue

Advisory revenue is typically earned under contracts for specific deliverables and are non-recurring in nature, although we regularly sell different advisory services to repeat customers. One-time advisory revenues are invoiced according to the terms of the contract, usually delivered to the customer over a short period of time, during which revenues are recognized.

Advertising revenue is primarily generated by delivering advertising in our own publications (Roll Call and CQ) in both print and digital formats. Revenue for print advertising is recognized upon publication of the advertisement. Revenue for digital advertising is recognized over the period of the advertisement or, if the contract contains impression guarantees, based on delivered impressions.

Book revenue is recognized when the product is shipped to the customer, which is when control of the product transfers to the customer. Shipping and handling costs are treated as a fulfillment activity and are expensed as incurred.

Events revenue is deferred and only recognized when the event has taken place and is included in other revenues.

Cost of revenues

Cost of revenues primarily consists of expenses related to hosting our service, the costs of data center capacity, amortization of developed technology and capitalized software development costs, certain fees paid to various third parties for the use of their technology, services, or data, costs of compensation, including bonuses, stock compensation, benefits and other expenses for employees associated with providing professional services and other direct costs of production. Also included in cost of revenues are our costs related to the preparation of contracted advisory deliverables, as well as costs to develop, publish, print and deliver our publications underlying our books revenue.

Research and development

Research and development expenses include the costs of compensation, including bonuses, stock compensation, benefits and other expenses for employees associated with the creation and testing of the products we offer, related software subscriptions, consulting and contractor fees and allocated overhead.

Sales and marketing

Sales and marketing expenses consist primarily of salaries and related expenses, including bonuses, stock compensation, benefits and other expenses for our sales and marketing staff, including commissions, related software subscriptions, consulting fees, marketing programs and allocated overhead. Marketing programs consist of advertising, events, corporate communications, brand building and product marketing activities.

Editorial

Editorial expenses consist of salaries and related expenses, including bonuses, stock compensation, benefits and other expenses for the editorial team involved in acquiring, creating, and distributing content and allocated overhead.

General and administrative

General and administrative expenses are primarily related to our executive offices, finance and accounting, human resources, legal, internal operations and other corporate functions. These expenses consist of salaries and related expenses, including bonuses, stock compensation, benefits and other expenses, along with professional fees, depreciation and other allocated overhead.

Amortization of intangible assets

Amortization expense relates to our finite-lived intangible assets, including developed technology, customer relationship, databases and tradenames. These assets are amortized over periods of between three and twenty years. Finite-lived intangible assets are tested for impairment when indicators are present, and, if impaired, are written down to fair value. No impairment of intangible assets has been identified during any financial period included in our accompanying condensed consolidated financial statements.

Impairment of goodwill

Goodwill is tested for impairment when indicators are present, and if impaired are written down to fair value. An impairment of goodwill has been identified for the three months ended March 31, 2023 and is included in our accompanying condensed consolidated financial statements.

Transaction costs, net

Transaction costs consist of acquisition related costs (including due diligence, accounting, legal, and other professional fees, incurred from acquisition activity), fair value adjustments to contingent consideration due to sellers, and non-capitalizable costs.

Interest expense, net

Interest expense, net, consists of expense related to interest on our borrowings, the amortization and write off of debt issuance costs and original discount, and interest related to certain derivative instruments.

Fair value of financial instruments

The fair value of warrants, debt accounted for under the fair value option, and derivative liabilities are accounted for in accordance with ASC 815, ASC 825, and ASC 480. These financial instruments are marked to market each reporting period in accordance with ASC 820 with all gains and losses being recorded within the condensed consolidated statement of operations and comprehensive loss, with the exception of any gains or losses recorded due to changes in the fair value of instrument-specific credit risk being recorded as a component of accumulated other comprehensive income in the condensed consolidated balance sheets.

Income taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the condensed consolidated financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the condensed consolidated statements of operations and comprehensive loss in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts that are expected to be realized based on the weighting of positive and negative evidence.

Results of Operations

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our condensed consolidated financial statements. The following discussion should be read in conjunction with those condensed consolidated financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q.

Comparison of the Consolidated Results for the Three Months Ended March 31, 2023 and March 31, 2022

The following table presents our results of operations for the periods indicated:

	Three Months Ended March 31,		Change
(In thousands)	2023	2022	$	%
Revenues:
Subscription	$28,467	$22,779	$5,688	25.0%
Advisory, advertising, and other	3,062	3,292	(230)	(7.0)%
Total revenues	31,529	26,071	5,458	20.9%

Operating expenses:
Cost of revenues	8,937	7,170	1,767	24.6%
Research and development	5,120	6,018	(898)	(14.9)%
Sales and marketing	12,298	9,497	2,801	29.5%
Editorial	4,265	3,676	589	16.0%
General and administrative	18,221	10,557	7,664	72.6%
Amortization of intangible assets	2,814	2,608	206	7.9%
Impairment of goodwill	5,837	-	5,837	100%
Transaction costs (gains), net	1,408	(1,045)	2,453	(234.7)%
Total operating expenses	58,900	38,481	20,419	53.1%
Operating loss	(27,371)	(12,410)	(14,961)	120.6%

Interest expense, net	6,681	22,523	(15,842)	(70.3)%
Change in fair value of financial instruments	(14,680)	1,338	(16,018)	NM%
Gain on PPP loan upon extinguishment	-	(7,667)	7,667	NM%
Other (income) expense, net	(129)	121	(250)	NM%
Net loss before income taxes	(19,243)	(28,725)	9,482	(33.0)%
Provision (benefit) from income taxes	30	(374)	404	(108.0)%
Net loss	$(19,273)	$(28,351)	$9,078	(32.0)%

Revenue:

Subscription revenue

Subscription revenue of $28.5 million for the three months ended March 31, 2023 increased $5.7 million, or 25%, from $22.8 million for the three months ended March 31, 2022.

The comparability of our revenues between periods was impacted by the Acquisitions described under “Factors Impacting the Comparability of Our Results of Operations” above. The table below presents the primary items that impacted the comparability of our subscription revenues between periods.

	Change for the Three Months Ended
	March 31, 2023 vs March 31, 2022
(In thousands)	$	%
Revenue change driver:
Impact of 2021 Acquisitions deferred revenue adjustment	$993	100%
Increase from 2022 Acquisitions	477	100%
Increase from 2023 Acquisitions	1,150	100%
Decrease from discontinued products	(144)	(45)%
Increase from organic business	3,212	14%
Revenues, net (total change)	$5,688	25%

Our organic growth (determined based on FiscalNote ownership over a full calendar year) has grown through the successful integration of our 2021 Acquisitions as evidenced by the growth in our organic ARR from $100.0 million at March 31, 2022 compared to $109.6 million at March 31, 2023. Also contributing towards our growth in revenue is a realignment of our business development team, strategic price increases, and rollout of new products. Revenue for the three months ended March 31, 2023 reflects a full three months of revenue from the 2022 Acquisitions as well as a partial quarter of revenue contribution from the 2023 Acquisition, whereas revenue for the three months ended March 31, 2022 does not reflect any revenue contribution from the 2022 and 2023 Acquisitions.

Advisory, advertising, and other revenue

Advisory, advertising, and other revenue was $3.1 million for the three months ended March 31, 2023, as compared to $3.3 million for the three months ended March 31, 2022. The decrease of $0.2 million, or 7%, was primarily due to timing of revenue recognition for certain advisory contracts.

Revenue by Geography

The below tables present our revenues split by geographic region for the periods presented:

	Three Months Ended March 31,		Change
(In thousands)	2023	2022	$	%
North America	$26,152	$23,199	$2,953	12.7%
Europe	4,100	2,499	1,601	64.1%
Australia	289	258	31	12.0%
Asia	988	115	873	NM%
Total revenues	$31,529	$26,071	$5,458	20.9%

Revenues by geography are determined based on the region of the FiscalNote contracting entity, which may be different than the region of the customer. North America revenues increased primarily for the reasons stated above. Revenues outside of North America increased primarily due to our acquisitions of Dragonfly (included in Europe) and Aicel (included in Asia).

Cost of revenues

Cost of revenues was $8.9 million for the three months ended March 31, 2023, as compared to $7.2 million for the three months ended March 31, 2022. The increase of $1.8 million, or 25%, was primarily attributable to an increase of $1.0 million related to the 2022 and 2023 Acquisitions, an increase in amortization expense of approximately $0.7 million related to capitalized software development costs and developed technology, and an increase in consulting expenses of $0.4 million, partially offset by a decrease of $0.3 million of data center costs.

Research and development

Research and development expense was $5.1 million for the three months ended March 31, 2023 as compared to $6.0 million for the three months ended March 31, 2022. The decrease of $0.9 million, or 15%, was primarily attributable to a decrease of $1.4 million of compensation and benefits, offset by $0.3 million incremental share-based compensation and $0.2 million of research and development costs incurred by our 2022 and 2023 Acquisitions.

Sales and marketing

Sales and marketing expense was $12.3 million for the three months ended March 31, 2023 as compared to $9.5 million for the three months ended March 31, 2022. The increase of $2.8 million, or 29%, was primarily attributable to an increase of $0.7 million in compensation and benefits stemming from an increase in our sales team headcount, build out of our sales leadership, an increase of $0.6 million from our 2022 and 2023 Acquisitions, $0.6 million of commission amortization, an increase of $0.3 million of share-based compensation and an increase of $0.2 million of bad debt expense relating to implementation of new guidance.

Editorial expense

Editorial expense was $4.3 million for the three months ended March 31, 2023 as compared to $3.7 million for the three months ended March 31, 2022. The increase was primarily the result of headcount realignment within the Company.

General and administrative

General and administrative expense was $18.2 million for the three months ended March 31, 2023 as compared to $10.6 million for the three months ended March 31, 2022. The increase of $7.7 million, or 73%, was primarily attributable to $5.5 million of incremental non-cash stock based compensation expense, $1.2 million associated with incremental public costs such as insurance, build out of investor relations and people teams, and $0.3 million of incremental costs from the 2022 and 2023 Acquisitions.

Impairment of goodwill

Impairment of goodwill was $5.8 million for the three months ended March 31, 2023 related to the impairment of goodwill in the ESG reporting unit.

Amortization of intangibles

Amortization of intangibles was $2.8 million for the three months ended March 31, 2023 as compared to $2.6 million for the three months ended March 31, 2022. The increase of $0.2 million, or 8%, is primarily due to the increase in amortizable intangible assets from the 2022 and 2023 Acquisitions.

Transaction costs (gains), net

Transaction costs were $1.4 million for the three months ended March 31, 2023, as compared to transaction gains of $1.0 million for the three months ended March 31, 2022. The change of $2.0 million relates to a $1.2 million increase in transactions costs related to business acquisitions primarily related to the acquisition of Dragonfly combined with a $1.0 gain from contingent compensation and earnout liabilities recognized for the three months ended March 31, 2022 related to our 2021 Acquisitions and the reversing of previously recognized earnout liabilities.

Interest expense, net

Interest expense was $6.7 million for the three months ended March 31, 2023 as compared to $22.5 million for the three months ended March 31, 2022. The decrease in interest expense of $15.8 million was primarily due interest expense we recorded related to the convertible notes that went into equity as part of the Business Combination as well as interest expense incurred related to the $18.0 million related party convertible note issued in the fourth quarter of 2021.

Change in fair value of financial instruments

Change in fair value of financial instruments was a $14.7 million gain for the three months ended March 31, 2023 as compared to a $1.3 million loss for the three months ended March 31, 2022. The increase of $16.0 million primarily represents a gain that was recorded as a result of the fair value adjustment of the warrant liabilities that were assumed in connection with the Business Combination and a gain on the Dragonfly Seller Convertible Notes, offset by the loss resulting from the final fair value adjustment of the embedded derivative liabilities that were settled as part of the Business Combination.

Gain on PPP loan upon extinguishment

The Company recognized the forgiveness of the PPP Loan as a gain on debt extinguishment during the first quarter of 2022 for $7.7 million.

Certain Non-GAAP Measures

We present certain non-GAAP financial measures including Adjusted Revenues, Adjusted Gross Profit, Adjusted Gross Profit Margin and Adjusted EBITDA. Our management team assesses our performance based on these non-GAAP measures because it believes they reflect the underlying trends and indicators of our business and serve as meaningful indicators of our continuous operational performance. We believe these measures are useful for investors for the same reasons. Investors should be aware that these measures are not a substitute for GAAP financial measures or disclosures. Where applicable, we provide reconciliations of these non-GAAP measures to the corresponding most closely related GAAP measure.

Adjusted Revenues

The following table presents our calculation of Adjusted Revenues for the periods presented, and a reconciliation of this measure to our GAAP revenues for the same periods:

	Three Months Ended March 31,
(In thousands)	2023	2022
Subscription revenue	$28,467	$22,779
Deferred revenue adjustment	-	993
Adjusted subscription revenue	28,467	23,772
Advisory, advertising, and other revenue	3,062	3,292
Adjusted Revenues	$31,529	$27,064

Adjusted Gross Profit and Adjusted Gross Profit Margin

The following table presents our calculation of Adjusted Gross Profit and Adjusted Gross Profit Margin for the periods presented:

	Three Months Ended March 31,
(In thousands)	2023	2022
Adjusted Revenues	$31,529	$27,064
Costs of revenue	(8,937)	(7,170)
Amortization of intangible assets	2,597	1,823
Adjusted Gross Profit	$25,189	$21,717
Adjusted Gross Profit Margin	80%	80%

EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin

The following table presents our calculation of EBITDA, Adjusted EBITDA, and Adjusted EBITDA Margin for the periods presented:

	Three Months Ended March 31,
(In thousands)	2023	2022
Net loss	$(19,273)	$(28,351)
Provision (benefit) from income taxes	30	(374)
Depreciation and amortization	5,747	4,717
Interest expense, net	6,681	22,523
EBITDA	(6,815)	(1,485)
Deferred revenue adjustment (a)	-	993
Stock-based compensation	6,506	260
Change in fair value of financial instruments (b)	(14,680)	1,338
Other non-cash (gains) charges (c)	5,873	(8,609)
Acquisition related costs (d)	1,222	72
Employee severance costs (e)	369	-
Non-capitalizable debt raising costs	206	403
Other infrequent costs (f)	-	20
Costs incurred related to the transaction (g)	184	203
Loss contingency (h)	168	-
Adjusted EBITDA	$(6,967)	$(6,805)
Adjusted EBITDA Margin	(22.1)%	(25.1)%
(a)
Reflects deferred revenue fair value adjustments arising from the purchase price allocation in connection with the 2021 Acquisitions.
(b)
Reflects the non-cash impact from the mark to market adjustments on our financial instruments.
(c)
Reflects the non-cash impact of the following: (i) impairment of goodwill of $5,837 in the first quarter of 2023, (ii) loss from equity method investment of $34 in the first quarter of 2023, (iii) charge of $2 in the first quarter of 2023 from the change in fair value related to the contingent consideration and contingent compensation related to the 2021, 2022, and 2023 Acquisitions; (iv) gain of $1,320 in the first quarter of 2022 from the change in fair value related to the contingent consideration and contingent compensation related to the 2021 Acquisitions, (v) gain of $7,667 related to the partial forgiveness of our PPP Loan during the first quarter of 2022, and (vi) $378 impairment charge recognized in the first quarter of 2022 related to the abandonment of one of our leases upon adoption of ASC 842 on January 1, 2022.
(d)
Reflects the costs incurred to identify, consider, and complete business combination transactions consisting of advisory, legal, and other professional and consulting costs.
(e)
Severance costs associated with workforce changes related to business realignment actions.
(f)
Costs incurred related to litigation we believe to be outside of our normal course of business totaling $20 in the first quarter of 2022.
(g)
Includes non-capitalizable transaction costs associated with the Business Combination.
(h)
Reflects $168 of legal costs incurred during the first quarter of 2023 related to the proposed term sheet with GPO FN Noteholder LLC. See further discussion in Note 17, "Commitments and Contingencies.

Liquidity and Capital Resources

We have incurred losses and negative cash flows from operations since inception. Through March 31, 2023, we have funded our operations with proceeds from the Business Combination as well as the closing of the New Senior Term Loan whereby the Company received $65.6 million of net cash proceeds, additional borrowings under debt facilities, and receipts from the sale of our products to customers in the ordinary course of business. At March 31, 2023, the Company’s cash, cash equivalents, and restricted cash was $47.5 million compared to $61.2 million at December 31, 2022.

The Company had a negative working capital balance of $42.1 million (excluding cash) at March 31, 2023 and had an accumulated deficit of $720.2 million and $700.7 million as of March 31, 2023 and December 31, 2022, respectively, and has incurred net losses of $19.3 million and $28.4 million for the three months ended March 31, 2023 and 2022, respectively. Management expects that significant on-going operating and capital expenditures will be necessary to continue to implement the Company’s business plan of entering new markets, future acquisitions, and infrastructure and product development. Historically the Company’s cash flows from operations have not been sufficient to fund its current operating model.

Our capital requirements depend on many factors, including sales volume, the timing and extent of spending to support R&D efforts, investments in information technology systems, the expansion of sales and marketing activities, and execution on our acquisition strategy. We believe our cash on hand, proceeds from our expected product sales, and available borrowings under our New Senior Term Loan for certain acquisition activity, will be sufficient to meet our short-term and long-term operating expenses and capital expenditures for at least the next twelve months.

However, our ability to fund our operating expenses and capital expenditure requirements will depend in part on general economic, financial, competitive, legislative, regulatory and other conditions that may be beyond our control. Depending on these and other market conditions, we may seek additional financing. Volatility in the credit markets may have an adverse effect on our ability to obtain debt financing. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, or may require us to agree to unfavorable terms, and our existing stockholders may experience significant dilution.

Our historical financing activities included borrowings under senior secured credit facilities, senior secured promissory notes, convertible debt, and preferred share issuances. Our principal debt outstanding as of March 31, 2023 and December 31, 2022 consisted of the following (excluding any debt discounts, as applicable):

(In thousands)	March 31, 2023	December 31, 2022
New Senior Term Loan	$157,024	$150,647
Convertible Notes	12,654	12,219
Dragonfly Seller Convertible Notes	11,044	-
Aicel Convertible Note	1,138	1,174
PPP Loan	224	251
Total Principal Outstanding	$182,084	$164,291

New Senior Term Loan

In connection with the Closing, FiscalNote entered into a $150.0 million new senior term loan facility (the “New Senior Term Loan”) with Runway Growth Finance Corp., ORIX Growth Capital, LLC, Clover Orochi LLC, and ACM ASOF VIII SaaS FinCo LLC (together the “New Senior Lenders”). The New Senior Term Loan provides for an uncommitted incremental loan facility totaling $100.0 million available upon notice if the Company meets certain financial growth criteria and other customary requirements (the “New Incremental Term Facility”) (collectively the “New Senior Credit Facility”). The annual interest of the New Senior Term Loan consists of two components: a cash interest component of (a) the greater of (i) Prime Rate plus 5.0% per annum and (ii) 9.0% payable monthly in cash, and (b) interest payable in kind component of 1.00% per annum, payable in kind monthly. The New Senior Credit Facility will mature on July 29, 2027. Beginning on August 15, 2025, 50% of the outstanding principal amount of the Senior Term Loan must be repaid in even amounts on a monthly basis over the remaining 24 months, with the final balance due on July 15, 2027. Borrowings under our New Senior Credit Facility are collateralized by substantially all assets of the borrowers and guarantors party thereto.

On March 17, 2023, the Company, entered into Amendment No. 1 ( “Amendment No. 1”) to its New Senior Term Loan dated July 29, 2022. Among other things, Amendment No. 1 provided for the extension of an incremental term loan by one of the lenders to the borrowers under the facility in the principal amount of $6.0 million which was received by the Company on March 31, 2023, on the same terms as the existing term loans (the “Incremental Facility”).

During the three months ended March 31, 2023 we made cash interest payments totaling $4.8 million related to the New Senior Term Loan.

The New Senior Term Loan is senior to all other debt and has a first priority lien on substantially all of the Company’s assets. The New Senior Term Loan contains customary negative covenants related to borrowing, events of default and covenants, including certain non-financial covenants and covenants limiting the Company’s ability to dispose of assets, undergo a change in control, merge with or acquire stock, and make investments, in each case subject to certain exceptions. In addition to the negative covenants, there were three financial covenants in place at March 31, 2023 related to a minimum cash balance of $15.0 million, minimum annual recurring revenue requirement, and a capital expenditure limitation. As of, and for the three months ended March 31, 2023, the Company was in compliance with each of the required financial covenants. Beginning with the third quarter of 2023, the Company will also be subject to an adjusted EBITDA requirement (as defined in the New Senior Term Loan, as amended). Upon the occurrence of an event of default, in addition to the lenders being able to declare amounts outstanding under the New Senior Term Loan due and payable the lenders can elect to increase the interest rate by 5.0% per annum.

See Note 8 “Debt” to the condensed consolidated financial statements included elsewhere herein.

Convertible Notes

Four convertible noteholders with an aggregate principal amount (including accrued paid in kind interest) of $10.5 million as of the Closing Date elected not to convert their notes into shares of capital stock of the Company in conjunction with Closing. The convertible notes are unsecured, earn payable in kind interest of 15% per annum, payable in kind monthly, and mature in 2025.

Dragonfly Seller Convertible Note

On January 27, 2023, we acquired Dragonfly and financed part of the purchase with the issuance of convertible notes. The Dragonfly Convertible Note is subordinate to our New Senior Credit Facility, accrues interest of 8% per annum, payable in kind or in cash, and matures in January 2028.

Aicel Convertible Note

On July 29, 2022, we acquired Aicel Technologies and assumed its $1.0 million convertible note. The Aicel Convertible Note is subordinate to our New Senior Credit Facility, accrues interest of 1% per annum, payable in kind monthly, and matures in July 2027.

PPP Loan

The PPP Loan requires monthly principal and interest payments of approximately $9 thousand until maturity in 2027.

Capital expenditures

Capital expenditures primarily consist of purchases of capitalized software costs and property and equipment. Our capital expenditures program includes discretionary spending, which we can adjust in response to economic and other changes in our business environment to grow our business. We typically fund our capital expenditures through cash flow from operations and external financing. In the event that we are unable to obtain the necessary funding for capital expenditures, our long-term growth strategy could be significantly affected. Our total capital expenditures were $1.9 million and $2.1 million for the three months ended March 31, 2023 and 2022, respectively.

Cash Flow Summary

The following tables summarizes our cash flows for the periods presented:

	Three Months Ended March 31,
	2023	2022
Net cash (used in) provided by:
Operating activities	$(12,826)	$(10,203)
Investing activities	$(6,879)	$(2,128)
Financing activities	$6,237	$19,693
Effect of exchange rates on cash	$(251)	$153
Net change in cash and cash equivalents	$(13,719)	$7,515

Operating activities

Cash used in operating activities consists of net loss adjusted for certain non-cash items including depreciation and amortization, stock based compensation, changes in fair value of warrant liabilities, non-cash interest expense, and loss on debt extinguishment, as well as the effect of changes in working capital and other activities.

Cash used in operating activities in the three months ended March 31, 2023 was $12.8 million, an increase of $2.6 million compared to the three months ended March 31, 2022. The primary factors affecting our net operating cash flows during this period was our net loss of $19.3 million, which includes non-cash expenses items totaling $8.4 million, including impairment of goodwill of $5.8 million, non-cash interest expense of $2.0 million, stock-based compensation expense of $6.5 million, a gain due to the change in fair value of financial instruments of $14.1 million, non-cash lease expense of $1.8 million, and amortization and depreciation of $6.4 million, and the effect of changes in operating assets and liabilities that resulted in cash outflows of $1.6 million.

Net cash used in operating activities was $10.2 million during the three months ended March 31, 2022. The primary factors affecting our operating cash flows during this period was our net loss of $28.4 million adjusted for non-cash items of $20.2 million, primarily consisting of $4.7 million of depreciation and amortization, $0.3 million of stock-based compensation, $20.8 million of non-cash interest expense, $1.6 million of non-cash operating lease expense, $0.6 million of amortization of deferred costs to obtain contracts, non-cash charge of $1.3 million resulting from the change in fair value of warrant liabilities, offset by $7.7 million gain on PPP Loan forgiveness, non-cash gain of $1.4 million resulting from the change of fair value of contingent consideration, and $0.4 million of deferred income tax benefit.

Investing activities

Net cash used in investing activities in the three months ended March 31, 2023 was $6.9 million compared to $2.1 million in the three months ended March 31, 2022. Net cash used in investing activities in the three months ended March 31, 2023 primarily consisted of cash paid for acquisitions, net of cash acquired of $5.0 million and cash paid of $1.9 million of capital expenditures primarily related to software development costs. Net cash used in investing activities in the three months ended March 31, 2022 was $2.1 million of capital expenditures.

Financing activities

Net cash provided by financing activities in the three months ended March 31, 2023 was $6.2 million, compared to $19.7 million for the three months ended March 31, 2022. Net cash provided by financing activities during the three months ended March 31, 2023 primarily consisted of $6.0 million from Amendment 1 to the New Senior Term Loan and $0.3 million from the proceeds from the exercise of stock options. Net cash provided by financing activities during the three months ended March 31, 2022 was $19.7 million, primarily consisted of $19.5 million of the increase in our Senior Term Loan and $0.2 million from proceeds from the exercise of stock options.

Commitments and Contingencies

Our principal commitments consist of obligations under leases for office space. For more information regarding our lease obligations, see Note 5 “Leases” to the condensed consolidated financial statements included elsewhere herein. For more information regarding our debt service obligations, see Note 8 “Debt” to the condensed consolidated financial statements included elsewhere herein.

Off-Balance Sheet Arrangements

During the periods presented, we did not engage in any off-balance sheet financing activities or other arrangements that have or are reasonably likely to have a current or future material effect on our financial condition or results of operations.

Recently Issued Accounting Pronouncements

For information regarding new accounting pronouncements, and the impact of these pronouncements on our condensed consolidated financial statements, if any, refer to Note 1 of the notes to our financial statements included in this Quarterly Report on Form 10-Q.

Critical Accounting Estimates and Policies

Our condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 1 “Summary of Business and Significant Accounting Policies” to our condensed consolidated financial statements, the following accounting policies and specific estimates involve a greater degree of judgment and complexity.

There were no significant and material changes in our critical accounting policies and use of estimates during the three months ended March 31, 2023, as compared to those disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Estimates and Accounting Policies" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 28, 2023.

Revenue Recognition

Subscription revenues are recurring in nature and include subscription fees from customers accessing our company’s cloud-based infrastructure, digital content, transcripts, news and analysis, images, video and podcast data. Advisory, advertising and other revenue includes revenues derived from non-recurring activities where we deliver specific deliverables for clients as well as where we provide advertising in our own publications (Roll Call and CQ) in both print and digital formats, the sale of various publications, and sponsorship revenue for events organized by the Company. Our company’s subscription arrangements are generally non-cancelable and do not contain refund-type provisions. Our company recognizes revenues upon the satisfaction of its performance obligation(s) (upon transfer of control of promised goods or services to its customers) in an amount that reflects the consideration to which it expects to be entitled to in exchange for those goods or services.

Our company’s contracts with customers may include promises to transfer multiple services. For these contracts, our company accounts for individual promises separately if they are distinct performance obligations. Determining whether services are considered distinct performance obligations may require significant judgment. Judgment is also required to determine the standalone selling price (“SSP”) for each distinct performance obligation. In instances where SSP is not directly observable, such as when our company does not sell the services separately, our company determines the SSP using available information, including market conditions and other observable inputs.

Costs Capitalized to Obtain Revenue Contracts

Costs capitalized related to new revenue contracts are amortized on a straight-line basis over four years, which, although longer than the typical initial contract period, reflects the average period of benefit, including expected contract renewals. Significant judgment is required in arriving at this average period of benefit. Therefore, we evaluate both qualitative and quantitative factors, including the estimated life cycles of our offerings and our customer attrition.

Business Combinations

Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date with respect to tangible and intangible assets acquired and liabilities assumed and pre-acquisition contingencies. We use our best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date as well as the useful lives of those acquired intangible assets.

Critical estimates in valuing certain of the intangible assets and goodwill we have acquired are:

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future expected cash flows from subscription and content contracts, other customer contracts and acquired developed technologies, and trade names;
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historical and expected customer attrition rates and anticipated growth in revenue from acquired customers;
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assumptions about the period of time the acquired trade name will continue to be used in our offerings;
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discount rates;
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uncertain tax positions and tax-related valuation allowances assumed; and
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fair value of earnout consideration.

Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Goodwill and Intangible Assets

Significant judgment is required to estimate the fair value of our reporting units. Accordingly, we typically obtain the assistance of third-party valuation specialists for significant reporting units for purposes of determining whether there is goodwill impairment. The fair value estimates are based on available historical information and on future expectations. We typically estimate the fair value of these assets using the income method, which is based on the present value of estimated future cash flows attributable to the respective assets. The valuations used to establish and to test goodwill for impairment are dependent on a number of significant estimates and assumptions, including macroeconomic conditions, overall growth rates, competitive activities, cost containment and margin progression, Company business plans and the discount rate applied to cash flows.

Goodwill is not amortized, but tested at least annually for impairment. Our ongoing annual impairment testing for goodwill occurs on October 1st. Assumptions used in our impairment evaluations, such as forecasted growth rates and cost of capital, are consistent with internal projections and operating plans. We believe these estimates and assumptions are reasonable and comparable to those that would be used by other marketplace participants. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions. For example, future changes in the judgments, assumptions and estimates that are used in our impairment testing for goodwill and indefinite-lived intangible assets, including discount and tax rates or future cash flow projections, could result in significantly different estimates of the fair values. In addition, changes to or a failure to achieve business plans or deterioration of macroeconomic conditions could result in reduced cash flows or higher discount rates, leading to a lower valuation that would trigger an impairment of the goodwill of these businesses.

If the fair value of the reporting unit is less than its carrying value, that difference represents an impairment.

Determining the useful life of an intangible asset also requires judgment. Acquired intangible assets (customer relationships, patents and technologies, and tradenames) are expected to have determinable useful lives. Finite-lived intangible assets are amortized to expense over their estimated lives. An impairment assessment for finite-lived intangibles is only required when an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable.

Based on our annual impairment testing as of October 1, 2022, the fair value of all of our reporting units exceeded their carrying values by more than 50%. The most significant assumptions utilized in the determination of the estimated fair values of our reporting units are the net sales and earnings growth rates (including residual growth rates) and discount rate. The residual growth rate represents the expected rate at which the reporting units are expected to grow beyond the shorter-term business planning period. The residual growth rate utilized in our fair value estimates is consistent with the reporting unit operating plans and approximates expected long-term market growth rates. The residual growth rate is dependent on overall market growth rates, the competitive environment, inflation, and business activities that impact market share. As a result, the residual growth rate could be adversely impacted by a sustained deceleration in category growth or an increased competitive environment. The discount rate, which is consistent with a weighted average cost of capital that is likely to be expected by a market participant, is based upon industry required rates of return, including consideration of both debt and equity components of the capital structure. Our discount rate may be impacted by adverse changes in the macroeconomic environment, volatility in the equity and debt markets or other country specific factors.

Future sustained depression of our stock price may indicate that a triggering event has occurred that may require us to reassess our goodwill for impairment and may trigger future impairment charges of one or all of our reporting units. Further, changes in operating plans or adverse changes in the business or in the macroeconomic environment in the future could reduce the underlying cash flows used to estimate fair values and could result in a decline in fair value that would trigger future impairment charges of our reporting units.

Due to the decline in the Company’s stock price and market capitalization in the first quarter of 2023, and the underperformance of the Company’s ESG reporting unit compared to internal projections, the Company performed a quantitative goodwill impairment assessment as of March 31, 2023. This quantitative assessment resulted in all the goodwill in our ESG reporting unit being impaired; accordingly, a non-cash impairment charge of $5.8 million was recognized during the three months ended March 31, 2023. Prior to the quantitative goodwill impairment the Company tested the recoverability of its long-lived assets, and concluded that such assets were not impaired.

See Note 7, “Goodwill” to the condensed consolidated financial statements for additional discussion on goodwill.

Warrant Liabilities

The Company evaluates its financial instruments, including its outstanding warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The Company has outstanding public and private warrants, both of which do not meet the criteria for equity classification and are accounted for as liabilities. Accordingly, the Company recognizes the warrants as liabilities at fair value and adjusts the warrants to fair value at each reporting period. The warrant liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s unaudited condensed consolidated statement of operations.

The fair value of the public warrants is estimated based on the quoted market price of such warrants. The fair value of the private warrants is estimated using a binomial option pricing model.

Deferred Taxes and Valuation Allowance

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts that are expected to be realized based on the weighting of positive and negative evidence. Future realization of deferred tax assets ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryback or carryforward periods available under the applicable tax law. We regularly review the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and tax planning strategies. Our judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute its business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the tax provision would increase or decrease in the period in which the assessment is changed.

Incremental Borrowing Rate Used to Calculate Lease Balances

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate as the discount rate to measure the operating lease assets and liabilities. The incremental borrowing rate represents an estimate of the interest rate we would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease and includes considerations of both the market, our current capital structure and exiting debt borrowings. We perform an incremental borrowing rate analysis on a quarterly basis, or upon execution of any individually material agreement, to ensure that the rates being applied to newly acquired leases are still accurate.

Item 3. Quantitative and Qualitative Disclosures About Market Risks.

We are exposed to market risks in the ordinary course of our business. These risks primarily consist of inflation risk and fluctuations in interest rates and foreign currency exchange rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Foreign Currency Exchange Risk

We use the U.S. Dollar ("USD") as our reporting currency. Our local subsidiaries transact generally in their local currency, considered the functional currency for that subsidiary. Our foreign currency exchange rate risk is related to translation of our assets and liabilities from the subsidiaries' functional currencies to USD. These adjustments are recorded in accumulated other comprehensive income (loss) on our consolidated balance sheets. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British Pound Sterling and Australian Dollar. Our expenses are generally denominated in the currencies of the jurisdictions in which we conduct our operations, which are primarily in the United States as well as the European Union, United Kingdom, Australia, South Korea, and India. Our results of operations and cash flows in the future may be adversely affected due to an expansion of non-U.S. dollar denominated contracts, growth of our international entities and changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have a material impact on our cash denominated in foreign currency. To date, we have not engaged in any hedging strategies. As our international operations grow, we will continue to reassess our approach to manage the risk relating to fluctuations in currency rates.

Fluctuations in foreign currencies impact the amount of total assets, liabilities, revenues, operating expenses and cash flows that we report for our foreign subsidiaries upon the translation of these amounts into USD. Total revenue for the three months ended March 31, 2023, was negatively impacted by approximately 1.0% compared to the three months ended March 31, 2022.

Interest Rate Risk

We are subject to market risk associated with changing interest rates within our variable rate New Senior Term Loan. Our exposure to changes in interest rates is associated with the Prime Rate.

As of March 31, 2023, we had outstanding borrowings on our New Senior Term Loan of $157.0 million that bears interest at a floating rate based on the Prime Rate plus an applicable margin. At March 31, 2023, the interest on our New Senior Term Loan was 12.75%. Assuming no change in the outstanding borrowings on our New Senior Term Loan, we estimate that a one percentage point increase in the Prime Rate would increase our annual cash interest expense by approximately $1.6 million.

Inflation Risk

Although we do not believe inflation has had a material impact on our financial condition, results of operations or cash flows to date, a high rate of inflation in the future may have an adverse effect on our business.

Item 4. Controls and Procedures.

Limitations on Effectiveness of Disclosure Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of the disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and our principal financial officer, evaluated, as of the end of the period covered by this Quarterly Report on Form 10-Q, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(e) under the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2023, due to the material weakness identified in the prior year, our disclosure controls and procedures were not effective as of March 31, 2023. Notwithstanding the material weaknesses, our management has concluded that the financial statements included elsewhere in this report present fairly, in all material respects, our financial position, results of operations and cash flows in conformity with GAAP.

Changes in Internal Control over Financial Reporting

Other than the material weaknesses identified in prior year and material weakness remediation activities, there were no changes in our internal control over financial reporting, as identified in connection with the evaluation required by Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that occurred during the three months ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II—OTHER INFORMATION

Item 1. Legal Proceedings.

From time to time, we may become involved in legal or regulatory proceedings, including intellectual property claims, commercial contract matters or employment-related disputes. Such cases may raise complex factual and legal issues, may subject us to material risks and uncertainties, could require significant management time and corporate resources to defend, could result in significant media coverage and negative publicity, and could be harmful to our reputation and our brand. We are not currently a party to any litigation or regulatory proceeding that we expect to have a material adverse effect on our business, results of operations, financial conditions or cash flows.

Item 1A. Risk Factors.

As of the date of this Quarterly Report on Form 10-Q, there have been no material changes to the risk factors disclosed in our Current Report on Form 10-K filed with the SEC on March 28, 2023. However, we may disclose changes to such factors or disclose additional factors from time to time in our future filings with the SEC.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Unregistered Sales of Equity Securities

Other than as reported on each of our Current Reports on Form 8-K filed on January 27, 2023 and March 20, 2023, we did not have any unregistered sales of equity securities during the three months ended March 31, 2023.

Use of Proceeds

Not applicable

Purchase of Equity Securities

We did not repurchase shares of our common stock during the three months ended March 31, 2023.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information.

None.

Item 6. Exhibits.

Furnish the exhibits required by Item 601 of Regulation S-K (§ 229.601 of this chapter).

Exhibit Number	Description	Incorporation by Reference (where a report is indicated below, that document has been previously filed with the SEC and the applicable exhibit is incorporated by reference thereto)
2.1

Agreement and Plan of Merger, dated as of November 7, 2021, by and among Duddell Street Acquisition Corp. (renamed “FiscalNote Holdings, Inc.”), Grassroots Merger Sub, Inc. and FiscalNote Holdings, Inc. (renamed “FiscalNote Intermediate Holdco, Inc.”).

Annex A to the Proxy Statement/Prospectus filed on July 5, 2022 (File No.333-261483).
2.2

First Amendment to Agreement and Plan of Merger, dated as of May 9, 2022, by and among Duddell Street Acquisition Corp. (renamed “FiscalNote Holdings, Inc.”), Grassroots Merger Sub, Inc. and FiscalNote Holdings, Inc. (renamed “FiscalNote Intermediate Holdco, Inc.”).

Annex A-2 to the Proxy Statement/Prospectus filed on July 5, 2022 (File No.333-261483).
3.1	Certificate of Incorporation of FiscalNote Holdings, Inc. (f/k/a/ Duddell Street Acquisition Corp.).	Exhibit 3.1 to the Current Report on Form 8-K filed on August 2, 2022 (File No. 001-396972)
3.2	Bylaws of FiscalNote Holdings, Inc. (f/k/a/ Duddell Street Acquisition Corp.).	Exhibit 3.2 to the Current Report on Form 8-K filed on August 2, 2022 (File No. 001-396972)
4.1	Warrant Agreement, dated as of Octobe 28, 2020, by and among Duddell Street Acquisition Corp ad Continental Stock Transfer & Trust Company, as warrant agent.	Exhibit 4.1 of DSAC’s Current Report on Form 8-K filed with the SEC on November 2, 2020 (File No. 333-249207).
4.2	Form of Restricted Stock Agreement, dated as of March 25, 2022, pursuant to the Membership Interest Purchase Agreement, dated as of November 19, 2021, by	Exhibit 4.6 of DSAC’s Form S-4/A filed with the SEC on June 27,2022 (File No. 333-261483).

and among FiscalNote, Inc., the unitholders listed on the Appendix 1 thereto and Legacy FiscalNote.
10.1	Sale and Purchase Agreement, dated as of January 27, 2023, by and between FiscalNote Holdings, Inc. and Dragonfly Eye Limited.	Exhibit 10.16 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on May 5, 2023 (File No. 333-267098).
10.2	Form of 8% Convertible Note	Exhibit 10.17 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on May 5, 2023 (File No. 333-267098).
10.3

Amendment No. 1 to Second Amended and Restated Credit and Guaranty Agreement by and among FiscalNote, Inc., CQ-Roll Call, Inc., Capitol Advantage LLC, VoterVoice, L.L.C. and Sandhill Strategy LLC as Borrowers, the Company, FiscalNote Intermediate Holdco, Inc., FiscalNote Holdings II, Inc., Fireside 21, LLC, Factsquared, LLC, The Oxford Analytica International Group, LLC, Oxford Analytica Inc., FiscalNote Boards LLC, Predata, Inc., Curate Solutions, Inc., Forge.AI, Inc., and Frontier Strategy Group LLC, as Guarantors, Runway Growth Finance Corp., as administrative agent and collateral agent, and each lender party thereto

Exhibit 10.1 to the Current Report on Form 8-K filed on March 20, 2023 (File No. 001-39672).
10.4	Form of Warrant	Exhibit 10.2 to Current Report on Form 8-K filed on March 20, 2023 (File No. 001-39672).
10.5	Executive Severance Plan, effective as of April 3, 2023.	Exhibit 10.1 to the Current Report on Form 8-K filed on April 6, 2023 (File No. 001-39672).
31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a).	Filed with this report.
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a).	Filed with this report.
32	Section 1350 Certifications.	Furnished with this report.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.	Submitted electronically with this report.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	Submitted electronically with this report.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	Submitted electronically with this report.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	Submitted electronically with this report.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	Submitted electronically with this report.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	Submitted electronically with this report.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).	Submitted electronically with this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FISCALNOTE HOLDINGS, INC.

Date: May 15, 2023	By:	/s/ Jon Slabaugh
Name: Jon Slabaugh
Title: Chief Financial Officer

Date: May 15, 2023	By:	/s/ Timothy Hwang
Name: Timothy Hwang
Title: Chief Executive Officer